12/2

04046500

82- SUBMISSIONS FACING SHEET

Follow-Up

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bespak

*CURRENT ADDRESS

**FORMER NAME PROCESSED

DEC 08 2004

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3349 FISCAL YEAR 5-1-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlee

DAT : 12/7/04

bespak

RECEIVED
2004 DEC -2 A 8:21



Annual Report and Accounts 2004

Bespak at a Glance

Bespak is a leading supplier of drug delivery devices and development services to pharmaceutical companies. We have core competencies in precision moulding, high volume automated assembly, and Good Manufacturing Practice programme management

- Our metered dose inhalation (MDI) valves ensure precise dosage delivery of some of the world's biggest selling respiratory drugs. We have a broad portfolio of patented valves, actuators and accessories. Our products have long life cycles

- We are one of the leading suppliers of device development and manufacturing services, centred largely around dry powder inhalers, of which we are the world's foremost producer

- Bespak has broadened its business with new developments in inhaled insulin, nasal devices, and surgical adhesion prevention

- Bespak's core businesses are cash-generative and the Company has a strong balance sheet. This is an excellent foundation for selective expansion into the broader field of medical devices

Highlights

Earnings per share before exceptionals increased by 176% to

31.7p (2003: 11.5p)

and, after exceptional items, increased by 136% to 24.8p (2003: 10.5p)

Operating cash flow was up 344% to

£13.2m (2003: £3.0m)

Net cash at year end of

£12.3m (2003: £8.8m)

Final dividend maintained at

12.1p per share (2003: 12.1p)

Restructuring announced one year ago has been completed and cost savings have been achieved in line with previously indicated expectations

Five year capital investment programme completed with opening of major respiratory valve facility in King's Lynn in October 2003

In March 2004 Pfizer and Aventis announced the European filing for Exubera® inhaled insulin for which Bespak will manufacture the drug delivery device

Sales of products and services increased by 1% to

£80.8m (2003: £79.9m)

and, including sales of customer-funded tooling and equipment, turnover decreased by 6% to £83.2m (2003: £88.3m)

Profit before tax and exceptionals was up 174% to

£11.6m (2003: £4.2m)

and, after exceptional costs of £2.5m arising from the restructuring (2003: £0.9m exceptional costs net of gain on sale of associate), profit before tax increased 177% to £9.1m (2003: £3.3m)

Chairman's Statement

In 2003/04 profit before tax and exceptionals nearly tripled and operating cash flow quadrupled. Having achieved a performance that exceeded our plan in the year just ended, we remain confident in our future growth potential.

Sales of products and services increased by 1% to £80.8 million (2003: £79.9 million). Respiratory sales were driven by stronger-than-expected HFA valve demand in Europe and continuing CFC valve demand in the US. Our Device & Manufacturing Services business benefited from unusually strong demand for our major contract manufactured product, prior to normalisation of supply in the new financial year. Including sales of customer-funded tooling and equipment, turnover decreased by 6% to £83.2m (2003: £88.3 million), reflecting the completion of major industrialisation projects.

Profit before tax and exceptionals increased by 174% to £11.6 million (2003: £4.2 million), exceeding the Board's expectations. This performance reflects the impact of the restructuring announced one year ago, which has been completed. The profit performance also reflects operational improvements from the many investments over the past few years in new plant and equipment. After exceptional items, profit before tax increased by 177% to £9.1m (2003: £3.3 million).

Exceptional operating expenses were £2.5 million this year and £4.8 million in total over the past two financial years, substantially less than previously indicated.

Earnings per share before exceptionals increased by 176% to 31.7p (2003: 11.5p). After exceptional items, earnings per share increased by 136% to 24.8p (2003: 10.5p).

Cash flow from operations increased by 344% to £13.2 million (2003: £3.0 million) because of improved profitability. The Group finished the year with net cash of £12.3 million (2003: £8.8 million), significantly exceeding our expectations because of lower-than-budgeted capital expenditure. The Group has taken a disciplined approach to capital management over the past year.

The Group's strong cash flow justifies maintaining the dividend, and therefore the Board has proposed a final dividend of 12.1p per share (2003: 12.1p), payable on 23 September 2004 to those on the shareholder register on 16 July 2004.

In January, Sir David Cooksey completed an eight-year tenure as Chairman, and it was with deep appreciation that the Board bid David farewell. Over the past six months I have involved myself in the Group's affairs and am delighted to be part of Bespak at this time in its development.

Having achieved a performance that exceeded our plan in the year just ended, we remain confident in our future growth potential. We have established considerable momentum in the MDI valve market, where we are well positioned for share growth in the next few years. The Exubera® programme is moving toward regulatory approval and full-scale manufacturing, and our collaboration with Britannia to prevent surgical adhesions shows considerable long-term promise. The Board is confident in the longer term future, although its expectations are unchanged for next year.

In conclusion, I would particularly like to thank the Chief Executive, his management team, and all Bespak employees for the turnaround this year.

John Robinson
Chairman



Right: John Robinson, Chairman

Operating Review

We did what we said we would do one year ago. We reversed the negative earnings performance in the preceding financial year while also progressing our long-term growth agenda.

This graphic shows the complexity of Bespak's patented HFA valve

Last year was an encouraging period. The Group made satisfactory progress toward its goal of returning to historical levels of profitability. Our MDI valve business reflected the increased conversion from CFC to HFA formulations in Europe as well as continuing CFC demand in the US. We satisfied the exceptional demand for our major DMS product while reducing its cost considerably. We saw Pfizer and Aventis announce the regulatory filing for Exubera® inhaled insulin in Europe.

We completed a very significant restructuring programme that involved reducing the workforce by more than 130 positions. While this was difficult, it has made the Group more agile and responsive to customers. The restructuring also has not impeded the achievement of our operational objectives.

The Group completed a multi-year capital investment programme which made it possible to deliver an outstanding performance in our two UK manufacturing



Left: Mark Throdahl, Chief Executive
Right: Martin Hopcroft, Group Finance Director





The UniDose DP single-use dry powder nasal delivery device

Below Left: Tol Purewal, Head of Research & Development
Right: Susy Boswell, Senior Scientist

plants. To meet increasing regulatory requirements, we continued strengthening our quality systems, including those of our supply chain partners, many of whom have embraced continuous improvement programmes similar to our own.

We are very proud of all our employees, whose hard work and commitment made this performance possible.

Respiratory

Bespak designs, manufactures and sells MDI valves, actuators and accessories used to deliver respiratory drugs to the lung. In the past few years, this business has expanded to include systems to deliver systemic drugs to the bloodstream through the nasal cavity.

Sales increased by 5% to £37.2 million (2003: £35.4 million). Continuing conversion from CFC to HFA formulations in Europe generated strong HFA valve sales growth. HFA sales represented 39% of total valve sales (2003: 28%). We have also enjoyed strong sales of actuators. We won a significant number of new HFA valve development programmes during the last financial year. Bespak's valves continue to be used by the largest number of customers in the broadest array of HFA drug formulations, both in Europe and the US.

HFA conversions are driven by international agreements to reduce ozone depletion in the atmosphere by switching from CFC propellants to environmentally friendly HFA propellants. This conversion process opens up the CFC formulations at every pharmaceutical company to competition from all HFA valve suppliers, and the resultant sales volume shift is not a smooth unit-to-unit conversion. The CFC conversion in the US continues to be much slower than once expected. However, in June, the FDA announced that it will issue a final ruling by the summer of 2005 detailing the timing for the transition from CFC to HFA propellants for albuterol formulations in the US. It has been indicated that these formulations will be discontinued sometime between mid-2006 and late 2009.

In October, we opened a major valve plant expansion in King's Lynn, with state-of-the-art equipment and an innovative factory design. The facility has been audited by regulatory authorities and customers, and we believe it is now the most advanced in our industry. We have considerable capacity at this plant to accommodate market share expansion.

In April 2003, we terminated nasal formulation development work, but at that time we reiterated our commitment to develop novel nasal delivery devices, which play to the Group's strengths. We have made public our proprietary nasal targeting research which has stimulated interest from several customers. Additionally, we continue to develop a single-use dry powder nasal device as well as single- and multiple-use liquid nasal delivery devices.


Susy Boswell
Bespak

Device & Manufacturing Services

Bespak provides device-related services to pharmaceutical and drug delivery companies. We can take customers' devices from concept development through to regulatory approval, supply chain management and full-scale manufacture. Our customers benefit because Bespak can design the device for efficient manufacturing and minimise the time from concept to market introduction. In most cases, Bespak offers its development services on a fee-for-service basis.

Sales were unchanged at £37.7 million (2003: £37.8 million), with price reductions offsetting unprecedented volumes of our major DMS product ahead of the approval of an additional supplier. This required 7-day, 24-hour operation of new manufacturing equipment in King's Lynn. Production has now been scaled back to normal capacity utilisation, as previously indicated. Demand for the leading drug associated with this device continues to grow significantly, and it is now among the top ten selling drugs in the world.

Working in close collaboration with Nektar Therapeutics of San Carlos, California, we have developed the manufacturing process for the inhaler device that will deliver the world's first inhaled insulin. Nektar is in a collaboration with Pfizer to develop the inhalation device and formulation process for Exubera®. Pfizer has also entered into an agreement with Aventis to co-develop, co-promote and co-manufacture Exubera®. In March 2004, Pfizer and Aventis announced the regulatory filing for Exubera® in Europe. A similar filing is anticipated in the US. Exubera® should benefit millions of diabetic patients around the world and therefore, the delivery device for this drug has very significant potential to grow and broaden Bespak's revenue base.

As an extension to our customary DMS business model, in October we announced an agreement with Britannia Pharmaceuticals to develop a novel clinical approach to prevent the formation of surgical adhesions – serious post-surgical complications that in the US alone require nearly $2 billion in hospital and surgical costs to correct. Under the terms of a development agreement, Bespak will develop at its own expense the delivery device for Britannia's AdSurf®, which is now in Phase III clinical trials. Interim clinical trials data are anticipated

The AdSurf® delivery device for the prevention of surgical adhesions



Left: Des Knight, Operations Manager
Right: Rob Zandona, Technical Manager





Bespak's new proprietary spray pump

shortly. We will together seek a licensing partner to manage world-wide sales of the product, and Bespak and Britannia will share in milestone payments and royalties from AdSurf® sales. Bespak may utilise this self-funded business model in future on high potential device programmes which do not compete with our other DMS products.

Consumer Dispensers

Bespak designs and manufactures customised spray pumps and closures for dispensing household products, toiletries and fragrances. As a result of weak demand from a number of customers, sales declined by 14% to £5.8 million (2003: £6.7 million).

Growth in this business relies on new products. We are encouraged by initial reactions to a new proprietary spray pump, which was launched in June. The new pump offers superior delivery performance on viscous formulations such as hair sprays. It has exceptional spray characteristics, producing finer particles and a better plume shape than existing pumps. We also introduced new lotion pump actuator designs, which have generated customer interest.

Acquisitions

Our strategic objective is to build a track record of consistent and accelerating sales and earnings growth while we broaden our customer and product base. We want to grow organically as well as by acquisitions that can take advantage of the Group's un-geared balance sheet and cash-generative businesses.

Outlook

We have had an encouraging recovery. Looking ahead, we expect continuing conversion from CFC to HFA valves in Respiratory, reduced volumes of a major product and reduced industrialisation income on Exubera® in DMS, and the launch of new products in Consumer Dispensers. Also, the results will benefit from the full year impact of cost savings arising from the restructuring together with operational improvements from past capital expenditure, as offset by the impact of a weaker US dollar. We continue to implement improvements in our US manufacturing operation, where our facilities remain under-utilised.

We are reassured by the significant growth prospects of our businesses with opportunities such as Exubera®. Having achieved performance that exceeded our plan in the year just ended, our expectations for next year are unchanged. We remain confident in our future growth potential and strong underlying cash generation.

Mark C Throdahl
Chief Executive



Left: Mike Bastin, Technical Solutions Manager
Right: Phil Lever, Head of Commercial, Device & Manufacturing Services

Financial Review

Trading performance

Sales of products and services increased by 1% to £80.8 million (2003: £79.9 million), arising from growth in HFA valves in Respiratory and exceptional volumes offset by the full year impact of a price reduction on a major DMS product. Including sales of tooling and equipment that are customer-funded, turnover declined by 6% to £83.2 million (2003: £88.3 million).

The restructuring programmes were completed in the year and cost savings have been achieved in line with previously indicated expectations. The share of joint ventures and associates has declined as a result of the sale of an associate last year, whilst net interest income was similar to last year in view of the comparable level of net cash.

As a result, profit on ordinary activities before taxation and exceptional items increased by 174% to £11.6 million (2003: £4.2 million), which was ahead of the Board's expectations, with the profit margin increasing to 14% (2003: 5%). More notably, the performance last year follows a breakeven result in the second half of the prior year.

Exceptional operating expenses have been incurred on the restructuring to re-align the cost base with the activity levels. Over the past two financial years, total restructuring costs of £4.8 million have been incurred, which are well within expectations. By comparison, an exceptional gain was made on the sale of an associate in the prior year.

After exceptional items, profit on ordinary activities before taxation increased by 177% to £9.1 million (2003: £3.3 million).

Tax

The overall tax charge in the year of 27% has benefited from tax credits on research and development expenditure. The effective tax rate is expected to increase over time once accumulated tax losses in the US have been fully utilised.

Earnings per share

Basic earnings per share before exceptional items increased by 176% to 31.7p (2003: 11.5p). After exceptional items, basic earnings per share increased by 136% to 24.8p (2003: 10.5p).

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2003: 12.1p), such that the total dividend for the year amounts to 19.1p (2003: 19.1p). The final dividend will be paid on 23 September 2004 to shareholders on the register on 16 July 2004.

Cash flow

The net cash inflow from operating activities increased to £13.2 million (2003: £3.0 million), reflecting improved profitability offset by planned operational increases in working capital and increased outflows for exceptional operating expenses.

The net cash inflow before management of liquid resources and financing was £2.0 million (2003: £16.6 million outflow). The improvement reflects improved profitability and finalisation of significant capital expenditure programmes.

Net cash flow in the period is stated after the cash impact of current year and prior year exceptional operating expenses of £3.6m (2003: £0.7m).

Over the past few years, Bespak has undertaken and completed significant capital expenditure programmes and customer-funded projects. In the immediate future, capital expenditure is expected to be at or below depreciation, although there is always uncertainty over the timing of new projects.

Treasury

At the year end, the Group had net cash of £12.3 million (2003: £8.8 million), and un-drawn committed facilities of £11.7 million (2003: £4.2 million).

Transactions in foreign currencies are matched wherever possible and the net position is hedged using forward contracts. The treasury function does not operate as a profit centre and no speculative treasury transactions are undertaken.

A proportion of operating assets are denominated in US dollars, which are broadly matched by US dollar borrowings, thereby hedging the balance sheet exposure.

Last year, the average rate of exchange between sterling and the US dollar was 1.71 (2003: 1.56), whilst the year-end rate of exchange was 1.77 (2003: 1.60). Around 10% of the Group's sales from the UK are denominated in US dollars.

Pensions

Bespak operates a defined benefit pension scheme in the UK, which is closed to new members. The latest triennial actuarial valuation under SSAP 24 as at 30 April 2002 disclosed net assets of £17.0 million and a deficit of £4.0 million. After consultation, contributions by employees have been increased in order to eliminate the deficit over a 15-year period. Bespak continues to account for pensions under SSAP 24. The net deficit under FRS 17 was £8.9 million as at 1 May 2004. New employees are eligible to join a defined contribution pension scheme.

International Financial Reporting Standards

Preparations are in progress to implement the new international accounting standards, which are expected to be implemented for the first time in the year ending 29 April 2006. Impacts are expected to include changes to the accounts for pension costs and share options.

Martin Hopcroft
Group Finance Director

The Board of Directors

From left to right

John Robinson

Chairman (63) was appointed Chairman in January 2004 and is a member of the Nomination Committee. From 1990 to 1997 John Robinson was Chief Executive of Smith & Nephew plc. He was subsequently Chairman of Smith & Nephew plc until 2000. Currently he is Chairman of George Wimpey Plc, Chairman of Paragon Healthcare Group Limited and Chairman and Pro-Chancellor of the University of Hull.

Mark Throdahl (USA)

Chief Executive (53) was appointed in June 2001. He joined Bespak after spending thirteen years with Becton Dickinson, a leading healthcare devices, systems and services company. Prior to this, Mark was with Mallinckrodt, Inc., the medical device and diagnostic products supplier, for thirteen years. He is a member of the Nomination Committee.

Martin Hopcroft

Group Finance Director (43) joined the Board in November 2002 from Kvaerner Oil & Gas where he was Chief Financial Officer. Prior to Kvaerner, Martin was Group Finance Director of Darby Group plc and held senior financial positions at Merial Limited and Halma plc.



Jack Cashman (Ireland)

Non-executive director (63) was appointed in September 2002 and is a member of the Audit, Remuneration and Nomination Committees. He is the former Chairman and joint-CEO of R P Scherer Corporation. Jack Cashman is currently Chairman of Vectura Group plc, Chairman of Advanced Surgical Concepts, a non-executive director of Phoqus Limited and a non-executive director of Amtrol Inc. (USA) and Amtrol-Alfa (Portugal).

Sir John Chisholm

Non-executive director (57) was appointed in September 1999 and is the senior independent director on the Board. He is Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees. Sir John is Chief Executive Officer of QinetiQ Group plc.

George Meredith

Non-executive director (60) joined the Board in July 2000 and is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. He is a director of the Battelle Memorial Institute and was Executive Vice-President, and a main Board director, of 3M Corporation until 1999.




Security
Tools
check radius
Results
inside radius
inside dia

The Directors' Report

Bespak is the leading supplier of medical check valves

The directors of Bespak plc present their report and the audited accounts of the Group for the 52 weeks ended 1 May 2004.

Principal Activities

The principal activities of the Group are the design, development, manufacture and sale of drug delivery devices and services to the pharmaceutical industry. A review of the Group's business can be found on pages 2 to 13.

Research and Development

The Group has a programme of continuous investment in its product development activities in both the UK and USA. During the year, the Group incurred £3.9 million (2003: £7.8 million) of research and development expenditure, which includes £0.4 million (2003: £1.4 million) relating to exceptional operating expenses.

Results and dividends

The profit before tax for the 52 weeks ended 1 May 2004 was £9.1 million (2003: £3.3 million).

An interim dividend of 7.0 pence per share (2003: 7.0 pence per share) was paid on 20 January 2004. The directors propose a final dividend for the year of 12.1 pence per share (2003: 12.1 pence per share) to be paid on 23 September 2004 to shareholders on the register at close of business on 16 July 2004.

Payment policy

It is the Company's policy to agree payment terms with suppliers and to abide by those terms subject to satisfactory performance of the transaction concerned. The Group's average creditor payment period at 1 May 2004 was 34 days (2003: 27 days) and that of the Company was 30 days (2003: 30 days).

Employees

Bespak is an equal opportunity employer, committed to giving fair and equal treatment to all employees and job applicants.

The Group is committed to maximising the level of employee involvement and participation in its businesses by providing employees at all levels with appropriate training to enable them to do their jobs to the best of their ability. The performance review system allows employees to discuss career development issues, to receive guidance in achieving their goals within the Group and to create development plans. Employees are encouraged to study for job-related accreditations.

As part of the Group's ongoing commitment to achieving the highest levels of quality, the Group operates to the internationally recognised quality standard ISO9001/9002 and the medical device standard ISO13485. Staff work within a defined quality system and are trained in principles and practices of "Good Manufacturing Practice". Quarterly briefings are given to employees to keep them informed of matters concerning the business including financial and economic factors affecting the performance of the Group. The Company takes a proactive approach to consultation with employees on a variety of work related issues through the use of an "All Company Employee Consultative Forum". This Forum is made up of nominated representatives who meet with senior managers on a quarterly basis.

Eligible employees in the UK participate in the Company's performance through share option schemes, performance related bonus schemes and Bespak's Share Incentive Plan. The Group's US employees participate in a number of US-based schemes which include a stock purchase plan.

Disability policy

It is the Group's policy to give full consideration to applications for employment from disabled persons. Opportunities also exist for employees of the Group who become disabled to continue in their employment or to be trained for other positions within the Group.

Charitable and political contributions

During the year the Group made donations to charitable organisations of £7,787 (2003: £13,076). Of this total £2,760 was donated to local charities and community development programmes, £2,979 to Arts projects, £648 to healthcare related charities, £150 to local educational establishments and £1,250 to national youth development projects. No contributions were made to any political party during the year.

The Board

The members of the Board are:
John Robinson (Chairman) #
Mark Throdahl (USA) (Chief Executive)#
Martin Hopcroft (Group Finance Director)
Jack Cashman (Ireland) (Non-Executive) †#*
Sir John Chisholm (Non-Executive) †#*
George Meredith (USA) (Non-Executive) †#*

† Member of the Remuneration Committee
# Member of the Nomination Committee
* Member of the Audit Committee

John Robinson was appointed Chairman on 20 January 2004 in place of Sir David Cooksey, who resigned as a director on that date. As John Robinson was appointed as a director since the last AGM he will retire at the 2004 AGM and, being eligible, will stand for election.

Under the Company's Articles of Association Sir John Chisholm and Mark Throdahl are required to retire at the AGM and, being eligible, will be standing for re-election.

Details of the unexpired terms of the service contracts and arrangements of the directors standing for election and re-election can be found in the Remuneration Report on pages 24 and 25.

Directors' Remuneration

The Directors' Remuneration Report which includes information regarding directors' service contracts, appointment arrangements and interests in share options can be found on pages 21 to 27.

Directors and their interests

The beneficial interests at 1 May 2004 of the persons who were directors on that date (including the interests of their families) in the ordinary shares of the Company are shown below:

	Shares		Options	
	2004	2003 or date of appointment	**2004**	2003 or date of appointment
	Number	Number	**Number**	Number
J H Robinson (appointed 20 January 2004)	**-**	-	**-**	-
M C Throdahl (USA)	**74,700**	42,000	**360,000**	255,000
M P Hopcroft	**-**	-	**124,900**	50,000
J P Cashman (Ireland)	**-**	-	**-**	-
Sir John Chisholm	**10,000**	10,000	**-**	-
W G Meredith (USA)	**20,000**	20,000	**-**	-

Since 1 May 2004, there have been no changes in the interests shown above.

None of the directors had a material interest, at any time during the year, in any contract of significance, other than a service contract, with the Company or any of its subsidiaries.

Directors' and officers' liability insurance

Insurance cover has been arranged in respect of the personal liabilities which may be incurred by directors and officers of the Company in the course of their service with the Group.

Share capital and issue of ordinary shares

The authorised and issued share capital of the Company is set out in Note 22 to the accounts on page 58.

15,000 ordinary shares were issued during the year on the exercise of options under the 1986 Executive Share Option Scheme.

Annual General Meeting

The 2004 Annual General Meeting of the Company will be held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS on Thursday, 9 September 2004 at 2.00 p.m. and the Notice of Meeting appears on pages 66 and 67. Resolutions to receive the Annual Reports and Accounts, approve the final dividend, re-elect directors, approve the Remuneration Report, reappoint the Auditors and determine their remuneration will be proposed.

In addition, the Company will seek authority to allot unissued shares under Section 80 of the Companies Act 1985. The aggregate nominal value of relevant securities which can be allotted under the authority is limited to £1,042,997, being equal to approximately 38.9 % of the nominal value of the issued ordinary share capital at the date of this Notice. This consists of one third of the issued share capital plus an amount reserved for issues under share schemes. The authority will last until the conclusion of the next annual general meeting of the Company. The directors have no current plans to allot shares under this authority other than in connection with the Group's share schemes.

If shares are to be allotted, Section 89(1) of the Companies Act 1985 requires that those shares are offered first to existing shareholders in proportion to the number of ordinary shares they each hold at that time. There may be circumstances, however, when it is in the interests of the Company for the directors to be able to allot new shares other than by way of a strict rights issue. The directors will, therefore, seek renewal of their authority to allot shares in certain circumstances for cash in accordance with the Companies Act 1985, without the requirement to offer them first to existing shareholders. The authority will allow the directors to allot shares under share schemes and also for cash in other circumstances, but limited to shares having a maximum aggregate nominal value of £134,029, being approximately 5% of the Company's issued ordinary share capital at the date of this Notice. The authority will coincide with the Section 80 authority and so will expire at the conclusion of next year's Annual General Meeting.

A special resolution seeking renewal of the general authority for the Company to purchase its own shares for cancellation is to be proposed. This authority will be used only if the directors consider that it would be in the best interests of the Company and its shareholders generally. Any purchases of ordinary shares made pursuant to this authority, would be made by way of market purchases through the London Stock Exchange.

The proposed authority would enable the Company to purchase up to a maximum of 2,680,588 ordinary shares (being approximately 10% of the Company's issued share capital) with a stated upper and lower limit on the price payable. The authority will expire at the conclusion of the Company's Annual General Meeting in 2005 unless renewed, varied or revoked at that, or any earlier, general meeting of the Company's shareholders. The total number of options to subscribe for shares which were outstanding as at 5 July 2004 (the latest practicable date prior to publication of this report) was 1,584,036 representing approximately 5.9% of the issued share capital of the Company at that date. If the full authority being sought to buy back shares were to be exercised, then such number of options to subscribe for shares would represent approximately 6.6% of the reduced share capital.

Major shareholdings

The following major shareholdings have been notified to the Company in accordance with Sections 198 to 208 of the Companies Act 1985 as at 5 July 2004. The percentages shown are based on the issued share capital at that date.

Certain other fund management groups control more than 3% of the issued share capital of the Company but the holdings are in more than one fund, each with less than 3%, and the total holding, in aggregate, of each fund management group is less than 10%.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine their remuneration will be proposed at the Annual General Meeting.

Shareholder	Ordinary shares	Issued share capital %
Schroders plc	6,426,921	23.98
Aviva plc	2,860,107	10.67
Mr M A Schumann	1,240,000	4.63
Mr A A Schumann	1,096,980	4.09
Artemis Investment Management Limited	1,050,287	3.92
Legal & General Investment Management Ltd	828,242	3.09
British Coal Staff Superannuation Scheme*	810,387	3.02
Barclays Bank plc	809,643	3.02

*Included in the interests notified by Schroder plc.

By order of the Board
Louise Scott
Secretary
6 July 2004

Remuneration Report

The directors present their Remuneration Report in accordance with the Directors' Remuneration Report Regulations 2002. The report covers the remuneration of both executive and non-executive directors and will be subject to approval by shareholders at the Annual General Meeting in September 2004.

The report is divided into two parts; the first contains unaudited information and the second contains information which has been subject to audit. Both parts have been prepared by the Company Secretary; in the case of the sections on executive directors' remuneration, on behalf of the Remuneration Committee, and in the case of those on non-executive directors' remuneration, on behalf of the Board. The report has been approved by the Board and signed on its behalf by the Chairman of the Remuneration Committee.

Unaudited information

The Remuneration Committee

Terms of Reference

The principal responsibilities of the committee, as delegated by the Board, are:

• to determine and agree with the Board the framework or broad policy for the remuneration of the Chairman, the Chief Executive, the executive directors, the Company Secretary and other members of senior executive management designated by the Board;

• within the terms of the agreed policy and in consultation with the Chairman and/or Chief Executive as appropriate, to determine the total individual remuneration packages for the Chairman, each executive director, the Company Secretary and other members of the executive management team designated by the Board;

• to determine the policy for, and scope of, service agreements, pension arrangements, termination payments and compensation commitments for the senior management of the Group;

• to ensure that contractual terms on termination, and any payments made, are fair to the individual, and the Company, that failure is not rewarded and that the duty to mitigate is recognised;

• to approve the design of, and determine targets for, any performance related/bonus pay schemes operated by the Group and approve the total annual payments made under such schemes;

• to review the design of all share incentive plans for approval by the Board and shareholders.

Membership and operation

The committee is chaired by George Meredith and all the members are non-executive directors. George Meredith, Sir John Chisholm and Jack Cashman were members throughout the year. Sir David Cooksey was a member until his retirement on 20 January 2004. None of the committee members has any day-to-day involvement in the running of the Company, nor do they have any business or other relationship that could affect, or appear to affect, the exercise of their independent judgement.

The committee met five times in the year and at each meeting all the then current members were present. The Chief Executive attended all of the meetings by invitation.

Advice and assistance

General advice is provided to the committee by the Group's human resources department and by the Company Secretary. The committee appoints external professional advisers to provide specialist advice and services on particular remuneration matters. This advice is then reviewed and assessed by the committee.

During the year, the following people provided advice or services on specific matters to the committee:

• Mark Throdahl, Chief Executive, who was consulted on matters relating to the other executive directors and senior executives who report to him. He was not present when matters relating to his own remuneration were discussed;

- Ginny Hargrove, Head of Human Resources, who assisted in formulating the policy for, and proposals on, the grant of options under the 2002 Executive Share Option Scheme;

- Hewitt, Bacon & Woodrow, who provided the historical total shareholder return information for inclusion in the graph included in the committee's remuneration report; and

- Louise Scott, the Company Secretary, who was consulted in relation to the exercise of share options and on other matters relating to the Group's share option schemes.

Policy on Executive Directors' Remuneration

The committee's policy on remuneration for executive directors is to ensure that it should, in its components and overall value:

- attract and retain directors of the highest quality; and

- motivate them to achieve the highest level of Company performance consistent with the best interests of shareholders.

The remuneration should also:

- take account of the design and overall value of the remuneration provided by other employers with whom the Company competes for such directors;

- reflect the annual and longer term performance of the Company and directors, as measured against targets agreed by the committee;

- encourage individual shareholding; and

- be seen to be appropriate by comparison with the remuneration of other groups of employees within the Company.

Components of Executive Directors' Remuneration

Executive directors' total remuneration comprises salary, annual bonus, long term incentives, pension and other benefits. The committee reviews the individual components and the balance of these components from time to time.

Base salary: The annual salary for each executive director is paid monthly in cash, is determined by the committee and is effective from 1 August each year. The salary reflects the experience and level of competence of the individuals to whom it applies, as judged annually by the committee, taking into account salary levels in the market.

Annual bonus: An annual bonus is available to the executive directors, calculated by reference to the performance of the Company as measured against targets agreed by the committee for that particular year. In the 2003/04 financial year the maximum pay-out was targeted at 50% of base salary. The plan was composed of two factors; one financial and one strategic. The financial factor (Group operating profit before restructuring expenses) accounted for 75% of the total potential bonus and Group operating objectives for 25%. The committee's policy in respect of bonuses for the 2004/05 financial year is again to base awards on a mix of financial and operating objectives.

Long-term incentives: Long-term incentives have customarily been provided to executive directors through a series of share option schemes. It is the committee's policy, subject to unforeseen circumstances, that the Company's 2002 Executive Share Option Scheme will comprise the sole long-term element of the total remuneration package of executive directors for the foreseeable future. This is an option based scheme with performance conditions. It is also the committee's policy to continue exercising its right to decide the number of options to be granted to each executive director.

2002 Executive Share Option Scheme ("2002 ESOS")

Options are granted at not less than the market value of the shares at the date of grant with annual grants made in two parts: three year options are granted over shares with a market value up to 133% of an executive director's annual basic salary and five year options are granted over shares with a market value of 50% of three year options. Three and five year options are exercisable after three and five years respectively, subject to the achievement of the performance condition measured over those periods.

The performance condition chosen for the scheme measures total shareholder return ("TSR") against a selected comparator group of companies which are included in the Medical Equipment and Supplies, Pharmaceutical and Biotech Sub-Sectors and are also included in the techMARK index. This measure was considered to be the most appropriate means of aligning the economic interests of participants with those of the shareholders and ensuring that awards vested by reference to the level of the Company's performance against that of its competitors. TSR is measured over the relevant period from the start of the financial year in which the option was granted.

If any part of the three year options are not exercisable on the testing of the performance condition three years after the date of grant a corresponding proportion of the five year options will then lapse. Also, in order to encourage delayed exercise, five year options will lapse to the extent that any related three year options become exercisable and are so exercised before the fifth anniversary of the date of grant. In the case of both three year and five year options, 25% of the options are exercisable when Bespak is at the median position in the comparator group list and 100% of the options are exercisable when Bespak is at or above the upper quartile. Vesting is pro rata between these two positions. The TSR performance measure is subject to the overriding discretion of the committee to determine that the Company has made sufficient progress towards the achievement of its business objectives.

1996 Executive & Company Share Option Schemes

Following the adoption of the 2002 ESOS, the operation of the 1996 share option schemes was discontinued except in relation to options already granted at that time. Under the terms of the schemes the Company reserved the right to grant options subject to such objective performance conditions as the directors saw fit. Mr Throdahl is the only director to hold options under these schemes and none of his outstanding options are subject to performance conditions. These terms were negotiated on Mr Throdahl's appointment in 2002 and were considered appropriate in the context of his recruitment.

Pension and other benefits: The Company is flexible in the manner in which pension provision is made for executive directors with the aim of balancing the needs of the director against the liability of the Company. Hence, it makes contributions by way of additional salary to enable the funding of personal pension arrangements or by direct contribution to the Bespak Group Pension Plan, a money purchase arrangement. In the latter case, provision is made by way of a Group life insurance policy for dependants' pensions and lump sums on death in service.

Other customary benefits such as car allowances, health benefits, the UK Savings Related Share Option Scheme and the Bespak Share Incentive Plan (which are available to all eligible UK employees), are made available to executive directors. Benefits in kind are not pensionable.

Service Contracts

Policy

The committee's policy on executive directors' service contracts is for them to contain a maximum notice period of one year, except where specific recruitment needs dictate otherwise. In such cases, every effort will be made to ensure that the notice period agreed is reduced over time to a one year level. Both of the current executive directors have contracts terminable by the Company on the giving of one year's notice and which are subject to early termination for cause. The committee's policy on termination is to deal with each case on its merits, in accordance with the law and any further policy adopted by the committee at the time. In the event of early termination, other than for cause or under the specific termination provision contained in Mr Throdahl's contract as described below, the relevant director's then current salary and contractual benefits would be taken into account in calculating any liability of the Company.

The principal contractual benefits provided in addition to salary are the provision of a car allowance, pension and life assurance. Annual bonuses and long-term incentives are non-contractual and are dealt with in accordance with the rules of the relevant schemes.

Specific contracts

Mark Throdahl's service contract is dated 22 January 2001 and can be terminated by the Company or Mr Throdahl by one year's notice. The Company may terminate the contract at any time with immediate effect on payment in lieu of notice equivalent to one year's salary, being the amount of salary that would have been paid if the contract had expired at the end of Mr Throdahl's contractual notice period.

Martin Hopcroft's contract is dated 14 October 2002 and can be terminated by the Company by one year's notice and by Mr Hopcroft on six months' notice.

There are no other provisions for compensation payable on early termination of the above contracts.

External appointments

With the specific approval of the Board in each case, executive directors may accept external appointments as non-executive directors of other companies and retain any related fees paid to them.

Policy on Non-Executive Directors' Remuneration

The Board is responsible for determining the policy on, and level of, the remuneration of non-executive directors. The aim is to attract non-executive directors who through their experience can further the interests of the Company through their stewardship and contribution to strategic development. The Board's policy is to provide cash fees at a level commensurate with companies of Bespak's size, not to grant share options to non-executive directors and to encourage non-executive directors to establish a holding of Bespak shares, to be held directly, or indirectly, in order to suit personal investment situations but in accordance with legal and regulatory requirements.

Components of Non-Executive Directors' Remuneration

Non-executives' pay comprises cash fees, paid monthly. All non-executive directors are reimbursed for travel and related business expenses reasonably incurred in performing their duties. No share or share option awards are made to any non-executive director.

Terms of Appointment

John Robinson's services as Chairman of the Company are provided under the terms of a consultancy agreement. The agreement automatically terminates if Mr Robinson ceases to be a director for whatever reason. The other non-executive directors have appointment letters which recognise that, subject to the Articles of Association, their service is at the discretion of the shareholders. All non-executive directors submit themselves for election at the annual general meeting following their appointment and, subsequently, at intervals of no more than three years.

The appointment letters of the non-executive directors, other than the Chairman, provide that they serve for an initial three year period, subject to the usual rights of removal by shareholders and termination under the Companies Act 1985 and the Company's Articles of Association. Sir John

Chisholm's and George Meredith's initial appointments have been renewed so that it is anticipated that their appointments will continue until 20 September 2005 and 5 September 2006 respectively. Jack Cashman's initial appointment is anticipated to continue until 20 September 2005.

Historical TSR performance


180
160
140
120
100
80
60
40
20
0
May 99
May 00
May 01
May 02
May 03
May 04

——— Bespak plc
——— FTSE Health Sector
- - - - FTSE Pharmaceutical & Biotechnology Sector

The graph shows the growth in value of a hypothetical £100 invested in Bespak plc ordinary shares on 1 May 1999 over five years compared with the value of £100 invested in the FTSE Health Sector and FTSE Pharmaceuticals & Biotechnology Sector over the same period. The indices were both considered by the Remuneration Committee to give shareholders a reasonable comparison of the total shareholder return attributable to companies with similar businesses to the Company.

Audited information

Remuneration of directors

This table shows remuneration receivable by the directors in the financial year.

	Salary & fees £000	Pension allowance / contributions £000	Other benefits £000	2004 annual bonus £000	**2004 Total £000**	2003 Total £000
J H Robinson (Chairman) (appointed 20 January 2004)	29#	-	-	-	**29**	-
M C Throdahl (USA)†	265	78*	49**	112	**504**	390
M P Hopcroft	153	30*	12	65	**260**	94
Sir David Cooksey (ex-Chairman) (resigned 20 January 2004)	54	-	12	-	**66**	92
Sir John Chisholm	25	-	-	-	**25**	25
J P Cashman (Ireland)	25	-	-	-	**25**	15
W G Meredith (USA)	25	-	-	-	**25**	25
Total	576	108	73	177	**934**	641

† The highest paid director.

* Mr Throdahl receives a pension allowance which is paid by way of additional salary (2003: £78,000). The Company pays contributions to a defined contribution plan in respect of Mr Hopcroft (2003: £15,000).

** The Company provides accommodation in the UK for Mr Throdahl in accordance with the terms of his service contract. This represents a taxable benefit and so is included in the figure for other benefits.

\# Mr Robinson's services are provided via a service company to whom the Company pays fees.

Compensation for past directors

The Company provides a pension to the widow of an ex-director of £26,000 per annum in accordance with the terms of the former director's service arrangements. This is an unfunded pension paid out of annual profits.

Directors' share options

	Option type	Options at 3 May 2003	Granted during the year	**Options at 1 May 2004**	Exercise Price	Date from which exercisable	Expiry date
M C Throdahl (USA)	1996 ESOS	144,859	-	**144,859**	£5.835	July 2004	July 2011
	1996 CSOS	5,141	-	**5,141**	£5.835	July 2004	July 2011
	2002 ESOS	70,000	-	**70,000**	£4.43	Sept 2005	Sept 2012
	2002 ESOS	35,000	-	**35,000**	£4.43	Sept 2007	Sept 2012
	2002 ESOS	-	70,000	**70,000**	£4.125	Sept 2006	Sept 2013
	2002 ESOS	-	35,000	**35,000**	£4.125	Sept 2008	Sept 2013
M P Hopcroft	2002 ESOS	33,000	-	**33,000**	£2.975	Dec 2005	Dec 2012
	2002 ESOS	17,000	-	**17,000**	£2.975	Dec 2007	Dec 2012
	2002 ESOS	-	48,000	**48,000**	£4.125	Sept 2006	Sept 2013
	2002 ESOS	-	24,000	**24,000**	£4.125	Sept 2008	Sept 2013
	SAYE	-	2,900	**2,900**	£3.18	Dec 2006	June 2007
		305,000	179,900	**484,900**			

The closing price of the shares at 1 May 2004 was 547.5 pence (3 May 2003 – 312.5 pence). The highest and lowest middle market prices during the year were 617.5 pence and 312.5 pence respectively.

SAYE = Save As You Earn employee share option scheme. These options are not subject to performance conditions as this is an all-employee share scheme governed by specific tax legislation

1996 ESOS & CSOS = 1996 Executive & Company Share Option Schemes as described in the section on Executive Directors' Remuneration.

2002 ESOS = 2002 Executive Share Option Scheme as described in the section on Executive Directors' Remuneration.

At 1 May 2004, the Company's employee share ownership trust held 31,188 ordinary shares in the Company for the purposes of satisfying obligations under share option plans for the benefit of the Group's employees. The directors have a potential interest in these shares together with other Group employees.

The report was approved by the Board and signed on its behalf by:

George Meredith
Chairman of the Remuneration Committee
6 July 2004

Social Responsibility and Community Relations

Bespak is aware of the potential impact its business activities have on the communities and the environment in which it operates. We strive to uphold high ethical and professional standards and recognise our responsibility to manage and conduct our business in a socially responsible manner in the interests of the environment and all our employees, customers, local communities and other stakeholders.

Charitable and community involvement

During the last year Bespak has continued to demonstrate support for local community projects and causes associated with its field of business. We have continued our commitment to the community through the sponsorship of local arts festivals, community redevelopment schemes such as the Green Quay Development in King's Lynn, wildlife trusts and science and personal development programmes for students in local schools in collaboration with The Prince's Trust. Several Bespak employees act as mentors to local schoolchildren and encourage their interest in business and the sciences. In the wider business context, Bespak regularly supports national and international asthma and diabetes charities. As a matter of policy, Bespak does not make any political donations and does not support charities or other bodies whose political affiliations or aims conflict with the healthcare aims of the Group and the industry in which it operates.

Environment

Bespak recognises that its business activities have an impact on the environment, directly through the consumption of energy and other resources, and indirectly through the supply chain. Our policy is to comply with relevant legal requirements and, where possible, to minimise any adverse effects on the environment from our operations. Bespak operates in a highly regulated environment in which manufacturing, operating and development activities have to comply with rigorous industry standards in order to meet US FDA and ECMA requirements for pharmaceutical products.

The Group's Health, Safety and Environmental Committee (HSEC) is responsible for reviewing, on a monthly basis, the environmental impact of the Group's activities across all manufacturing sites. The Group's Operating Committee, which is responsible for the executive management of the Group, monitors the findings of the HSEC and, in turn, the Chief Executive reports on environmental issues to the Board.

Environmental performance is regularly measured and the Group is committed to using targets to reduce the impact of its operations on the environment. Bespak's European manufacturing facilities purchase energy produced from wind and hydropower with the result that around 85% of the electricity used by the Group is considered to derive from renewable resources. Bespak continues to investigate cost effective reductions in energy use.

Bespak is committed to reducing the Group's output of landfill waste. Since January 2004 all plastic scrap arising from manufacturing operations that was previously destined for landfill is now recycled through the sorting of different plastics. Of the resulting waste destined for landfill, over 90% is sent via a waste transfer station so that any missed recyclable materials can be removed. As a result Bespak reduced its output of landfill waste by 30% during the last financial year. A further 20% reduction is expected during the current financial year. In addition, cardboard, wood, paper, metal and all other plastics are recycled. Plastic coffee cups are collected and recycled for charity.

The level of hazardous waste has also been the subject of review during the last financial year and a 20% reduction was made. A further 5% reduction has been set as the target for the current financial year.

The Group's energy saving and waste reduction initiatives are supported by raising the awareness of employees and suppliers through "Waste Awareness Weeks" and the holding of competitions to gain employee involvement. Bespak also maintains regular contact with local environmental authorities and supports events they organise to raise recycling awareness. Bespak supports local schools with ecological and educational projects.

Health and Safety

It is Bespak's policy to give and maintain a high priority to the health and safety of its employees and to minimise risk to human health from carrying out its operations. The Group will therefore take steps to prevent injury and to protect everyone from foreseeable work hazards, including all those who may come into contact with either the Group or its products.

There is a planned and systematic approach to implementing health and safety policies through a health and safety management system. Financial and physical resources are made available to ensure that health and safety arrangements are planned, implemented, reviewed and developed as effectively as possible.

As a reflection of its importance to the business, responsibility for safety in the workplace rests with all directors and managers. Their role is to direct and resource the safety programme so as to ensure that incidents resulting in injuries, damage, or business interruption are prevented or kept to a minimum.

Corporate Governance

Bespak believes that an effective system of corporate governance underpins the achievement of its corporate aim to deliver consistent sales and earnings growth. Accordingly, the Board has adopted governance policies and procedures which recognise the Board's accountability to the Company's shareholders whilst providing a flexible framework in which the Board can manage the Group.

The reports of the groups chaired by Derek Higgs and Sir Robert Smith have resulted in changes to the UK Combined Code on Corporate Governance (the new Combined Code). In response, the directors have recently adopted revised terms of reference for the Board and its committees incorporating most of the recommended changes. While Bespak is not obliged to report on its application of the new Combined Code this year, this report attempts to explain the extent to which the Group has implemented the new Combined Code.

The Board

The Board of Bespak consists of the Chairman, the Chief Executive, the Group Finance Director and three other non-executive directors. Sir John Chisholm has been appointed the senior independent director. The profiles of the directors are set out on pages 14 and 15.

Independence

All the non-executive directors are required to be free from any relationship with the executive management of the Company and free from any business or other relationship, that could affect, or appear to affect, the exercise of their independent judgement. The Board considers that all Bespak's non-executive directors are independent directors.

The Chairman is considered to have met the independence criteria on his appointment, and continues to meet them. The Chairman's other significant commitments are as Chairman of George Wimpey Plc, Chairman of Paragon Healthcare Group and Chairman and Pro-Chancellor of the University of Hull. None of these are considered to interfere in the discharge of his responsibilities as Chairman of Bespak.

The service contracts of the executive directors and the terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting (for fifteen minutes prior to the meeting and during the meeting).

Board meetings and attendance

Board Meetings were held eleven times during the year. All the directors were present at every meeting except that Sir John Chisholm was absent from one whole meeting and part of two other meetings and Jack Cashman and George Meredith participated in two meetings and one meeting respectively via teleconference. In view of the geographical locations of the Company's non-executive directors it is anticipated that participation via video-links or teleconferences will continue to take place at a limited number of meetings where physical attendance is not considered to be necessary.

Board members have access to the Company Secretary, who attends all Board and Committee meetings, and they may take independent professional advice at the Company's expense.

Board Committees

The Board has reserved to it a schedule of matters for its decision, although it delegates the discharge of a number of its responsibilities to committees. In April the Board reconstituted these committees in conjunction with the adoption of new terms of reference. The terms of reference are published on the Group's website.

Remuneration Committee

The committee is primarily responsible for determining the structure, components and level of the remuneration packages of the Chairman, the executive directors and designated members of the senior management team. It comprises all the independent non-executive directors and is chaired by George Meredith. The Chief Executive attends meetings by invitation where appropriate, except when his own remuneration is being considered. More details of the role of the committee and the attendance of the committee members are set out in the Remuneration Report on pages 21 to 27.

Nomination Committee

During the year the workings of this committee were undertaken by a combined Remuneration & Nomination Committee until a separate Nomination Committee was established in April. Prior to April, the committee comprised all the non-executive directors and was chaired, until his retirement in January 2004, by the former Chairman, Sir David Cooksey. During this time the Board tasked the committee with finding a successor for Sir David. As a consequence, Sir David relinquished chairmanship of the committee to George Meredith and withdrew from all discussions on his potential successors except when specifically invited to offer opinions and advice. Sir John Chisholm chaired a sub-committee which took day to day responsibility for running the search and appointment process. An external search consultant was retained to identify and propose candidates with the requisite skills and experience. The members of the committee met individually with a number of candidates before making a formal proposal to the Board on the appointment of John Robinson.

The Nomination Committee is primarily responsible for reviewing the membership of the Board and identifying suitable candidates for appointment and re-appointment as directors. In addition the Board has delegated responsibility to the committee for ensuring that succession planning both at Board level and at senior management level is undertaken. The Nomination Committee now comprises the Chairman, the non-executive directors and the Chief Executive. During the year five committee meetings were held each of which was fully attended except that Sir John Chisholm was unable to attend one meeting.

Audit Committee

The committee, chaired by Sir John Chisholm, consists of all the independent non-executive directors. The external auditor's lead partner and the Group Finance Director attend each meeting as requested by the committee's chairman. The Board considers that the membership of the committee as a whole has sufficient recent and relevant financial experience to discharge its functions, but it has decided not to identify any single member as having such experience.

The Audit Committee met three times in connection with the 2004 financial statements and interim results. These meetings were fully attended. At each meeting the committee took the opportunity to meet with the external auditor's lead partner without the Group Finance Director being present.

The Audit Committee is responsible for reviewing, on behalf of the Board, the Group's accounting and financial reporting practices and disclosures, its internal controls, the work of the external auditors and Group compliance with financial policies, regulations and laws. The annual and half-yearly financial reports are reviewed by the committee through a process involving discussion with the Group Finance Director and the external auditors. The external auditors prepare reports to the committee on significant accounting policies, issues and judgements applied in the preparation of the financial reports and the committee obtains assurances from the external auditors of their support or any areas of difference. The committee then gives its recommendation to the Board concerning the adoption and publication of all financial reports to shareholders.

The committee keeps under review the scope and results of external audit work, its cost and the independence and objectivity of the auditors. The external auditors are required to rotate their lead audit partner every five years. In accordance with its policy on non-audit services provided by the auditors, the committee reviews and approves the award of any such work. Where the fees for such work will represent more than 25% of the annual audit fee the committee refers the matter for approval to the Board.

The committee has considered the appointment of the auditor of the Group for 2005 and recommended to the Board that PricewaterhouseCoopers LLP be proposed for reappointment, having noted the scope and results of their work in relation to the 2004 audit, their objectivity and independence, and having received due assurance regarding PricewaterhouseCoopers' objectivity and independence in the year ahead. The Board endorsed this recommendation.

The committee has also considered whether there is a need for an internal audit function within the Group. After reviewing the procedures and mechanisms within the Group which were designed to monitor and control risk and given the Group's size and structure, it decided that no internal audit function was currently required and this was reported to the Board.

The committee has reviewed and approved the internal procedures whereby employees can raise concerns about possible financial or other irregularities In addition it has reviewed the effectiveness of the system of internal financial control by reviewing the adequacy of control and monitoring procedures in relation to each of the key risks identified in the business risk assessment referred to below.

The Operating Committee

This committee is responsible for the executive management of the Group and comprises the Chief Executive, the Group Finance Director and other senior executives and managers. It meets once a month to review business issues and to make decisions on operational matters other than those reserved to the full Board.

Relations with shareholders

The Board recognises the importance of the relationship between the Board and the shareholders and aims to encourage open dialogue with shareholders. As well as the regular meetings with the Group's largest institutional shareholders following the announcement of the Group's interim and annual results, meetings are held with institutional investors on other occasions during the year on request. The Chairman has initiated meetings with the Group's major shareholders and reported the views expressed to him to the Board as a whole. The Company's brokers also attend Board meetings at the request of the Chairman to provide feedback on shareholder and market sentiment.

All shareholders have an opportunity to discuss the Group's development and performance at the Annual General Meeting.

Induction, training and evaluation of directors

Directors receive induction on their appointment to the Board as appropriate, covering matters such as the operation and activities of the Group, the role of the Board and the matters reserved for its decision, the responsibilities and membership of the Board committees and the latest financial information about the Group. Where relevant to the individual, directors are advised on appointment of their legal and other duties and obligations as directors of a listed company.

The training processes for directors are still evolving. Directors are kept updated on the Group's business, the environment in which it operates and legal and regulatory matters impacting the business.

The executive directors are the subject of annual evaluation which, in the case of the Chief Executive, is carried out by the Chairman. The evaluation measures performance against defined performance criteria and identifies areas for improvement. During the current financial year the Board intends to introduce an evaluation process which will be applied to individual non-executive directors and the effectiveness of the Board as a whole.

Re-election of Directors

The Articles of Association require a certain number of directors to retire and submit themselves for re-election each year. This number is made up initially from those directors who have not retired from office at the two preceding annual general meetings. Where this number is less than one-third of all the directors, those who have been longest in office since their last appointment or reappointment make the number up to one third. The directors subject to re-election are identified in the Directors' Report on page 18.

The Combined Code

The Company complied throughout the year with the provisions of Section 1 of the Combined Code issued in June 1998 except in the following aspect. The Company has not put in place a formal training programme for directors as the Group's policy is to appoint directors with the requisite skills and experience to carry out their duties appropriately.

Internal control review

The Board has overall responsibility for the Company's system of internal control which aims to safeguard shareholders' investments and the Company's assets, ensure that proper accounting records are maintained and that the financial information used within the business and for publication is reliable. The system is also designed to provide reasonable assurance of effective operations and compliance with laws and regulations, but any system of internal control can only provide reasonable, not absolute, assurance against material misstatement or loss.

The Board has reviewed the effectiveness of internal financial, operational and compliance controls and risk management as they operated during the year. The Board receives regular reports on areas of significant risk to the Group, and on related internal controls. In addition to its consideration of these reports, the Board reviews annually the overall framework and effectiveness of controls. Such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

The directors are confident that an effective embedded system of internal control has been maintained throughout this process, and that the Company complies with the guidance issued by the Internal Controls Working Party of the Institute of Chartered Accountants in England and Wales.

Risk assessment

There is an ongoing process for identifying, evaluating and managing significant risks, and which is regularly reviewed by the Board. The senior management of the operating companies have participated in a business risk assessment exercise to review key business risks and establish appropriate resources to control and monitor those risks. The Group's strategic plan is updated regularly and includes sensitivity analyses in respect of key risks. An annual budget is prepared by each of the operating companies, consolidated into a Group plan and approved by the Board.

Control procedures and information systems

Progress against budget is monitored at operating business and Group levels through monthly reporting of actual financial performance against budget and prior year results. The Operating Committee also reviews regularly the key measures of operating performance.

The Group has clear authority limits deriving from the list of matters reserved for decision of the Board, including capital expenditure approval procedures.

Going Concern

The directors have a reasonable expectation that the Group and the parent Company have adequate resources to continue in operational existence for the foreseeable future and therefore continue to adopt the going concern basis in preparing the accounts.

Statement of Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above representation in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the Bespak plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report

to the members of Bespak plc

We have audited the financial statements which comprise the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, statement of total recognised gains and losses, reconciliation of movements in equity shareholders' funds, the Company balance sheet and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' Remuneration Report ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for, and only for, the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only Bespak at a Glance, Highlights, the Chairman's Statement, the Business Review, the Financial Review, the Directors' Report, the unaudited part of the Remuneration Report, Social Responsibility and Community Relations, the Corporate Governance Statement and Statement of Directors' Responsibilities.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 1 May 2004 and of the profit and cash flows of the Group for the 52 weeks then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge, 6 July 2004

Consolidated Profit and Loss Account

For the 52 weeks ended 1 May 2004	Note	2004 Before exceptional items £000	2004 Exceptional items £000	2004 Total £000	2003 Total £000
Sales of products and services	1	**80,754**	-	**80,754**	79,887
Sales of tooling and equipment	1	**2,422**	-	**2,422**	8,423
Turnover	2	**83,176**	-	**83,176**	88,310
Operating expenses	3,6	**(71,986)**	**(2,465)**	**(74,451)**	(87,180)
Group operating profit	2	**11,190**	**(2,465)**	**8,725**	1,130
Share of joint ventures and associates	7	**(69)**	-	**(69)**	325
Total operating profit		**11,121**	**(2,465)**	**8,656**	1,455
Profit on sale of associate	6	-	-	-	1,439
Net interest receivable	8	**432**	-	**432**	391
Profit on ordinary activities before taxation		**11,553**	**(2,465)**	**9,088**	3,285
Taxation	9	**(3,099)**	**611**	**(2,488)**	(499)
Profit for the financial period		**8,454**	**(1,854)**	**6,600**	2,786
Dividends	11			**(5,111)**	(5,071)
Retained profit/(loss)	23			**1,489**	(2,285)
Basic earnings/(loss) per share (pence)	10	**31.7p**	**(6.9p)**	**24.8p**	10.5p
Diluted earnings/(loss) per share (pence)	10	**31.6p**	**(6.9p)**	**24.7p**	10.5p
Dividends per share (pence)	11			**19.1p**	19.1p

Operating expenses for the 52 weeks to 3 May 2003 include £2,365,000 for exceptional operating expenses (see note 6).

All amounts relate to continuing operations.

Consolidated Balance Sheet

At 1 May 2004	Note	2004 £000	2003 £000
Fixed assets			
Tangible assets	13	**60,479**	64,132
Investments	14	**811**	1,397
		61,290	65,529
Current assets			
Stocks	15	**5,996**	3,514
Debtors	16	**10,615**	12,729
Short-term investments	17	**17,739**	16,365
Cash at bank and in hand		**2,231**	1,678
		36,581	34,286
Creditors: Amounts falling due within one year	18	**(22,692)**	(25,786)
Net current assets		**13,889**	8,500
Total assets less current liabilities		**75,179**	74,029
Creditors: Amounts falling due after more than one year	18	**(798)**	(731)
Provisions for liabilities and charges	21	**(6,130)**	(6,265)
Net assets		**68,251**	67,033
Capital and reserves			
Called up share capital	22	**2,681**	2,679
Share premium account	23	**23,052**	23,010
Profit and loss account	23	**42,518**	41,344
Equity shareholders' funds		**68,251**	67,033

The financial statements were approved by the Board on 6 July 2004 and signed on its behalf by:

Directors:
M.C. Throdahl
M.P. Hopcroft

Consolidated Cash Flow Statement

For the 52 weeks ended 1 May 2004	Note	2004 £000	2003 £000
Net cash inflow from operating activities	24	**13,215**	2,975
Dividends received from associates		**10**	9
Returns on investments and servicing of finance			
Interest received		**578**	866
Interest paid		**(204)**	(443)
		374	423
Taxation			
UK corporation tax paid		**(1,568)**	(2,088)
Overseas tax (paid)/refunded		**(25)**	41
		(1,593)	(2,047)
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		**-**	(70)
Payments to acquire tangible fixed assets		**(5,017)**	(15,703)
Receipts from sales of tangible fixed assets		**30**	597
		(4,987)	(15,176)
Acquisitions and disposals			
Purchase of fixed asset investments		**(56)**	(122)
Sale of fixed asset investments		**128**	-
Receipts from sale of associate		**-**	2,379
		72	2,257
Equity dividends paid		**(5,086)**	(5,070)
Net cash inflow/(outflow) before management of liquid resources and financing		**2,005**	(16,629)
Management of liquid resources			
(Increase)/decrease in short-term investments	25	**(1,374)**	15,108
Financing			
Payment for shares	22	**766**	22
Repayment of loans		**(1,754)**	(1,971)
Net cash outflow from financing		**(988)**	(1,949)
Decrease in net cash	25	**(357)**	(3,470)
Reconciliation of net cash flow to movement in net funds			
Net funds brought forward		**8,820**	24,768
Net cash inflow/(outflow) before management of liquid resources and financing		**2,005**	(16,629)
Payment for shares		**766**	22
Exchange movements on foreign currency net cash		**729**	659
Net funds carried forward		**12,320**	8,820

Statement of Total Recognised Gains and Losses

For the 52 weeks ended 1 May 2004	Notes	2004 £000	2003 £000
Profit for the financial period		**6,600**	2,786
Exchange movements on foreign currency net investments	23	**(315)**	(415)
Total recognised gains and losses for the financial period		**6,285**	2,371

Reconciliation of Movements in Equity Shareholders' Funds

For the 52 weeks ended 1 May 2004	Notes	2004 £000	2003 £000
Equity shareholders' funds brought forward		**67,033**	69,703
Profit for the financial period		**6,600**	2,786
Dividends	11	**(5,111)**	(5,071)
Exchange movements on foreign currency net investments	23	**(315)**	(415)
Movement relating to QUEST	22	**-**	8
Issue of ordinary share capital	22	**44**	22
Equity shareholders' funds carried forward		**68,251**	67,033

Company Balance Sheet

At 1 May 2004	Notes	2004 £000	2003 £000
Fixed assets			
Tangible assets	13	**8**	18
Investments	14	**80,524**	82,996
		80,532	83,014
Current assets			
Debtors	16	**257**	1,348
Short-term investments	17	**17,739**	16,365
Cash at bank and in hand		**409**	628
		18,405	18,341
Creditors: Amounts falling due within one year	18	**(21,784)**	(21,323)
Net current liabilities		**(3,379)**	(2,982)
Total assets less current liabilities		**77,153**	80,032
Creditors: Amounts falling due after more than one year	18	**(16,060)**	(15,693)
Net assets		**61,093**	64,339
Capital and reserves			
Called up share capital	22	**2,681**	2,679
Share premium account	23	**23,052**	23,010
Profit and loss account	23	**35,360**	38,650
Equity shareholders' funds		**61,093**	64,339

The financial statements were approved by the Board on 6 July 2004 and signed on its behalf by:

Directors:
M.C. Throdahl
M.P. Hopcroft

1. Basis of consolidation and principal accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention, in accordance with the Companies Act 1985 and applicable Accounting Standards in the United Kingdom.

Basis of consolidation
The consolidated accounts include the accounts of Bespak plc and its subsidiary undertakings for the 52 weeks ended 1 May 2004 (2003: 52 weeks ended 3 May 2003). No profit or loss account is presented for Bespak plc as permitted by s230 of the Companies Act 1985.

The Group's share of the results of joint ventures and associates is included in the profit and loss account, and the investments are shown in the Group balance sheet as the Group's share of the net assets of the undertakings, less any provision for impairment.

Foreign currencies
Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year and the results of the foreign subsidiaries are translated at the average rate of exchange for the year. Differences on exchange arising from the re-translation of the opening net investment in subsidiary companies, and from the translation of the results of those companies at average rates, are taken to reserves and are reported in the statement of total recognised gains and losses. Exchange differences arising on borrowings used to provide a hedge against Group equity investments in foreign subsidiaries are recorded as movements on reserves. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise.

Turnover
Revenue from sales of products is recognised when goods are delivered, and is stated net of agency arrangements, value added tax and other sales taxes. Revenue from sales of services is recognised in the period in which the related chargeable costs are incurred or when revenue is earned under contractual obligations. Revenue from sales of tooling and equipment is recognised on acceptance by the customer.

Intangible assets
Goodwill and intangible assets are stated at cost less a provision for amortisation. Amortisation is calculated to write off the cost of goodwill and intangible assets in equal instalments over their expected useful lives. The normal useful life of intangible assets is not expected to exceed 20 years in line with the benefits accruing. Finance costs and internally developed intangible assets are not capitalised. Intangible assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Provision is made against the carrying value of intangible assets where an impairment in value is deemed to have occurred.

Goodwill on acquisitions made prior to 1 May 1998 remains written off against reserves.

Research and development
Research and development expenditure is written off in the year in which it is incurred, net of any customer contributions.

Pensions
Contributions to the defined benefit scheme are charged to the profit and loss account so as to spread the cost of providing pensions over the employees' working lives within the Group. Variations in pension costs, identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of the employees. Differences between the amounts paid and the amounts charged are treated as either prepayments or provisions in the balance sheet. Contributions to the defined contribution scheme are charged to the profit and loss account in the period in which they are incurred.

Tangible fixed assets
Tangible fixed assets are stated at cost including any incidental costs of acquisition. The cost of fixed assets is written off on a straight line basis over their expected useful lives as follows:

Freehold buildings & leasehold buildings	30 to 50 years
Cleanrooms	20 years
Building services	10 to 20 years
Plant, equipment, software and vehicles	3 to 10 years

1. Basis of consolidation and principal accounting policies (continued)

Cleanrooms and building services are categorised within plant and equipment. Provision is made against the carrying value of tangible fixed assets where an impairment in value is deemed to have occurred.

Assets under construction
The costs of tangible fixed assets are capitalised as incurred. When such assets are commissioned, the total costs are transferred to the appropriate asset category.

Fixed asset investments
Investments in joint ventures and associates are carried in the consolidated balance sheet at the Group's share of net assets at the date of acquisition and of their post-acquisition retained profits or losses, less any provision for impairment.

Investments in own shares represent shares held in employee share ownership trusts to fund awards under employee incentive plans and to satisfy entitlements under Savings Related Share Option Schemes. The shares are held at the lower of cost, less amounts charged to the profit and loss account for performance to date, and market value.

The shares held in respect of the Savings Related Share Option Scheme are held at the lower of the option price to employees or market value. The difference between the acquisition cost and the option price to employees is written off to reserves. Any further provision for impairment is charged to the profit and loss account.

In the Company balance sheet equity investments in subsidiary companies, associates and joint ventures are held at cost less any provision for impairment.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value. Cost comprises the direct cost of production and the attributable portion of overheads appropriate to location and condition.

Deferred taxation
Provision is made for deferred tax liabilities and assets using full provision accounting when an event has taken place by the balance sheet date which gives rise to an increased or reduced tax liability in the future. Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Leasing and lease purchase commitments
Assets acquired under finance leases and lease purchase contracts are capitalised and depreciated over their useful lives. Finance charges on leases are recognised on an actuarial basis. Rentals paid under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Principal financial instruments
Forward foreign exchange contracts for specific existing transactions are stated at the forward contract rate at the balance sheet date and the gains/losses arising are recognised in the Group profit and loss account. Gains and losses on contracts to hedge anticipated exposures are deferred until the transaction is completed.

2. Segment information

The analysis of turnover, Group operating profit and net operating assets is as follows:

Turnover by business	**2004 £000**	2003 £000
Respiratory	**37,240**	35,409
Device & Manufacturing Services	**37,727**	37,751
Consumer Dispensers	**5,787**	6,727
Sales of products and services	**80,754**	79,887
Sales of tooling and equipment	**2,422**	8,423
	83,176	88,310

Turnover by destination	**2004 £000**	2003 £000
United Kingdom	**31,806**	37,017
United States of America	**26,019**	31,184
Europe	**18,619**	12,664
Rest of the World	**6,732**	7,445
	83,176	88,310

Turnover by origin	**2004 £000**	2003 £000
United Kingdom	**73,017**	78,224
United States of America	**17,833**	22,254
Total sales	**90,850**	100,478
Intra-group sales	**(7,674)**	(12,168)
	83,176	88,310

Group operating profit by origin	**2004 £000**	2003 £000
United Kingdom		
Group operating profit before exceptional operating expenses	**10,756**	4,058
Exceptional operating expenses	**(2,037)**	(2,208)
	8,719	1,850
United States of America		
Group operating profit/(loss) before exceptional operating expenses	**434**	(563)
Exceptional operating expenses	**(428)**	(157)
	6	(720)
Group		
Group operating profit before exceptional operating expenses	**11,190**	3,495
Exceptional operating expenses	**(2,465)**	(2,365)
	8,725	1,130

Continued overleaf

2. Segment information (continued)

Net operating assets by origin	2004 £000	2003 (Re-presented) £000
United Kingdom	**57,504**	56,286
United States of America	**8,285**	10,752
Allocated net operating assets	**65,789**	67,038
Investments	**811**	1,397
Provisions for liabilities and charges	**(6,130)**	(6,265)
Taxation and dividends	**(4,539)**	(3,957)
Net funds	**12,320**	8,820
Net assets	**68,251**	67,033

As at 3 May 2003, net operating assets by origin have been re-presented by exclusion of intra-group loans in order to reflect more fairly the net operating assets, with net operating assets in the United Kingdom increased, and, in the United States of America reduced, by £4,993,000. The intra-group loans amounted to £5,075,000 at 1 May 2004.

Average rate of exchange £1 Sterling: US $	**1.71**	1.56
Closing rate of exchange £1 Sterling: US $	**1.77**	1.60

3. Operating Expenses

	2004 £000	2003 £000
Raw materials and consumables	**26,167**	27,879
Other external charges	**15,418**	21,710
Staff costs (note 4)	**26,134**	29,257
Depreciation	**7,608**	7,116
Amortisation	**-**	507
(Decrease)/increase in amount provided against investment in own shares	**(39)**	264
Amount provided on revaluation of fixed asset investment	**-**	78
Profit on sale of fixed asset investment	**(80)**	-
Loss on sale of tangible fixed assets	**65**	484
Own work capitalised	**(149)**	(139)
	75,124	87,156
(Increase)/decrease in stock of finished goods and work in progress	**(673)**	24
	74,451	87,180

Operating expenses include the following:		
Auditors' remuneration		
- audit services (parent company)	**16**	15
- audit services (subsidiaries)	**104**	120
- tax services (parent company)	**7**	56
- tax services (subsidiaries)	**82**	31
- review of profit forecast (parent company)	**3**	40
Operating lease rentals		
- plant and machinery	**349**	387
- other	**41**	79
Research and development*	**3,928**	7,775
Depreciation of assets held under lease purchase contracts	**-**	12

* Included within research and development costs is an amount of £0.373 million (2003: £1.43 million) that relates to exceptional operating expenses (note 6).

4. Employees

Staff costs and the average monthly number of employees analysed by activity, including executive directors, are shown below:

	2004	2003
	£000	£000
Staff costs:		
Wages and salaries	**22,510**	24,629
Social security costs	**2,000**	2,335
Other pension costs (note 27)	**1,624**	2,293
	26,134	29,257

	Number	Number
Production	**390**	449
Sales and marketing	**21**	28
Administration and support services	**66**	78
Engineering and product development	**190**	271
	667	826

5. Emoluments of directors

Detailed information concerning directors' individual remuneration, including that of the highest paid director, and share options is given in the Remuneration Report on pages 21 to 27.

6. Exceptional items

	2004	2003
	£000	£000
Exceptional operating expenses	**(2,465)**	(2,365)
Profit on sale of associate	**-**	1,439
Exceptional items before taxation	**(2,465)**	(926)
Taxation	**611**	648
Exceptional items after taxation	**(1,854)**	(278)

The exceptional operating expenses comprise employee severance costs, curtailment of nasal formulation activities and costs incurred with the profit forecast and bid approaches.

7. Share of joint ventures and associates

	2004 £000	2003 £000
Share of operating loss of joint venture	**(30)**	(115)
Share of operating (loss)/profit of associates - continuing	**(39)**	55
	(69)	(60)
Share of operating profit of associates - disposed of in the year ended 3 May 2003 (note 6)	**-**	385
	(69)	325

	2004 £000	2003 £000
Share of turnover of joint ventures (not included in group turnover)	**16**	85
Share of turnover of associates (not included in group turnover)		
- Continuing	**493**	690
- Disposed of in the year ended 3 May 2003	**-**	1,774
Purchases of goods and services from associates		
- Continuing	**795**	1,407
- Disposed of in the year ended 3 May 2003	**-**	170

The Group's share of the results of associates and joint ventures is based upon latest unaudited management information.

8. Net interest receivable

	2004 £000	2003 £000
Interest receivable:		
Interest receivable on deposits	**599**	842
Interest receivable other	**-**	29
Total interest receivable	**599**	871
Interest payable:		
Bank overdrafts and loans	**(163)**	(429)
Other financing costs	**(4)**	(40)
Associated companies	**-**	(11)
Total interest payable	**(167)**	(480)
Net interest receivable	**432**	391

9. Taxation

	2004 £000	2003 £000
Current tax		
UK corporation tax at 30% (2003: 30%)	**2,467**	(70)
Share of taxation of associates	**-**	166
Overseas taxation	**25**	76
Total current tax	**2,492**	172
Deferred tax		
UK origination and reversal of timing differences	**191**	543
Adjustments in respect of prior periods	**(195)**	(216)
Total deferred tax	**(4)**	327
	2,488	499

Reconciliation to UK statutory rate

The reconciliation of the UK statutory tax charge to the Group's profit on ordinary activities before taxation is as follows:

	2004 £000	2003 £000
Profit on ordinary activities before taxation	**9,088**	3,285
Taxation charge at UK corporation tax rate of 30%	**2,726**	986
Adjustments in respect of prior periods	**59**	27
Accelerated capital allowances and other timing differences	**(191)**	(543)
Permanent differences	**(118)**	(478)
Current tax on losses not recognised	**21**	143
Difference in average tax rates in overseas countries	**(5)**	37
Current tax charge for the year	**2,492**	172

Factors that may affect future tax charges

Deferred tax assets of £0.88 million (2003: £1 million) in respect of tax losses carried forward have not been recognised due to insufficient certainty over their recoverability.

10. Earnings per share

Basic earnings per share are calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the employee trusts (note 14) which are treated as cancelled.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all dilutive potential shares.

	2004	2003
Net profit attributable to shareholders before exceptional items (£000)	**8,454**	3,064
Exceptional items after taxation (£000)	**(1,854)**	(278)
Net profit attributable to shareholders (£000)	**6,600**	2,786
Weighted average number of ordinary shares in issue	**26,804,021**	26,790,505
Weighted average number of shares owned by Employee Share Ownership Trusts	**(156,045)**	(245,793)
Average number of ordinary shares in issue for basic earnings	**26,647,976**	26,544,712
Dilutive impact of share options outstanding	**136,407**	95
Diluted average number of ordinary shares in issue	**26,784,383**	26,544,807
Basic earnings per share before exceptional items (pence)	**31.7p**	11.5p
Basic loss per share on exceptional items (pence)	**(6.9p)**	(1.0p)
Basic earnings per share (pence)	**24.8p**	10.5p
Diluted earnings per share before exceptional items (pence)	**31.6p**	11.5p
Diluted loss per share on exceptional items (pence)	**(6.9p)**	(1.0p)
Diluted earnings per share (pence)	**24.7p**	10.5p

No options over ordinary shares have been exercised since 1 May 2004.

11. Dividends

	2004 £000	2003 £000
Interim dividend paid of 7.0 pence per share (2003: 7.0 pence)	**1,874**	1,859
Final dividend proposed of 12.1 pence per share (2003: 12.1 pence)	**3,237**	3,212
	5,111	5,071

12. Intangible assets

Intangible assets, with a cost of £595,000 and written down value of £nil at 3 May 2003, were disposed of in the year.

13. Tangible assets

	Assets under construction £000	Land and buildings £000	Plant, equipment & vehicles £000	Total £000
Group				
Cost				
4 May 2003	8,981	29,156	88,125	126,262
Currency movements	(15)	(823)	(624)	(1,462)
Additions	984	809	3,093	4,886
Reclassifications	(8,823)	2,585	6,238	-
Disposals	-	-	(4,883)	(4,883)
1 May 2004	1,127	31,727	91,949	124,803
Depreciation				
4 May 2003	-	6,379	55,751	62,130
Currency movements	-	(175)	(451)	(626)
Charge for the year	-	863	6,745	7,608
Disposals	-	-	(4,788)	(4,788)
1 May 2004	-	7,067	57,257	64,324
Net book amount				
1 May 2004	**1,127**	**24,660**	**34,692**	**60,479**
3 May 2003	8,981	22,777	32,374	64,132
Company				
Cost				
4 May 2003	-	45	129	174
Disposals	-	(45)	-	(45)
1 May 2004	-	-	129	129
Depreciation				
4 May 2003	-	45	111	156
Charge for the year	-	-	10	10
Disposals	-	(45)	-	(45)
1 May 2004	-	-	121	121
Net book amount				
1 May 2004	**-**	**-**	**8**	**8**
3 May 2003	-	-	18	18

	Group 2004 £000	Group 2003 £000	**Company 2004 £000**	Company 2003 £000
Net book value of land and buildings comprised:				
Freehold land and buildings	**22,392**	20,513	**-**	-
Long-term leasehold property	**2,268**	2,264	**-**	-
	24,660	22,777	**-**	-

14. Fixed asset investments

Group	Associates and joint ventures £000	Investments in own shares £000	Other investments £000	Total £000
Cost less amounts provided	255	756	284	1,295
Additions	30	-	26	56
Disposals	-	(718)	(52)	(770)
Profit and loss account	-	230	-	230
Exchange rate adjustment	-	-	(23)	(23)
1 May 2004	285	268	235	788
Cost less amounts provided				
Share of post-acquisition reserves	102	-	-	102
Share of retained losses for the year	(79)	-	-	(79)
1 May 2004	23	-	-	23
Net book value 1 May 2004	**308**	**268**	**235**	**811**
Net book value 3 May 2003	357	756	284	1,397

Investment in associates and joint ventures is stated after provisions of £770,000 (2003: £770,000). Investment in own shares is stated after amounts written off to reserves and provisions of £88,000 (2003: £628,000).

Investment in joint ventures amounted to £nil (2003: £nil) comprising share of gross assets of £11,000 less share of gross liabilities of £11,000.

Investments in own shares comprise:
(i) Shares held by the Employee Share Ownership Trust ("ESOT"), comprising 31,188 (2003: 38,323) ordinary shares (nominal value £3,119 - 2003: £3,832) at 1 May 2004 held for the purpose of satisfying obligations under share option plans for the benefit of the Group's employees. The market value of the ESOT's shares was £170,754 at 1 May 2004 (2003: £120,000). The purchase of the shares was funded by a contribution from the Company to the ESOT. The trustees of the ESOT have waived any entitlement to dividend income.
(ii) Shares held by a qualifying employee share ownership trust ("QUEST"). The QUEST held a total of 25,168 (2003: 204,703) shares (nominal value £2,517 - 2003: £20,470) at 1 May 2004. The market value of the shares was £137,795 at 1 May 2004 (2003: £640,000). The trustees of Bespak QUEST Limited have waived any entitlement to dividend income.

Other investments consist of an investment in a deferred compensation plan for US employees of £235,000.

Company	Investments in subsidiary undertakings £000	Shares in joint ventures and associates £000	Investments in own shares £000	Total £000
Cost less amounts written off				
Share of post-acquisition reserves	82,632	244	120	82,996
Net movements during the year	(2,553)	30	(43)	(2,566)
Profit and loss account	-	-	94	94
1 May 2004	**80,079**	**274**	**171**	**80,524**

Investments in subsidiaries include long-term loans amounting to £12.4 million (2003: £12.5 million).

The movement in investments in subsidiaries represents the net effect of redemption of preference shares and the subsequent investment in ordinary shares in certain UK subsidiary companies.

14. Fixed asset investments (continued)

The Group and Company's principal subsidiary and associated companies are as follows:

	Country of registration (or incorporation) and operation	% of ordinary shares held by the Company	% of ordinary shares held by the Group	Nature of business
Subsidiaries:				
Bespak Europe Limited	United Kingdom	100	100	Development and manufacturing
Bespak Inc	USA	-	100	Manufacturing and distribution
Joint ventures:				
Odem Limited	United Kingdom	33	33	Development
Associated companies:				
Bull Rubber Limited	United Kingdom	26	26	Manufacturing

Odem Limited and Bull Rubber Limited report to 31 March.

15. Stocks

	Group 2004 £000	Group 2003 £000	**Company 2004 £000**	Company 2003 £000
Raw materials	**3,224**	1,779	**-**	-
Work in progress	**1,163**	1,143	**-**	-
Finished goods	**1,609**	592	**-**	-
	5,996	3,514	**-**	-

The difference between the purchase price or production cost of stocks and their replacement cost is not material.

16. Debtors

	Group 2004 £000	Group 2003 £000	**Company 2004 £000**	Company 2003 £000
Trade debtors	**9,118**	10,781	**-**	-
Other debtors	**1,100**	1,251	**71**	147
Corporate taxation	**14**	360	**-**	344
Amounts receivable from Group companies	**-**	-	**81**	772
Prepayments and accrued income	**383**	337	**105**	85
	10,615	12,729	**257**	1,348

Other debtors include £764,000 (2003: £264,000) falling due after more than one year.

Amounts receivable from Group companies represents loans made for the purchase of shares in the parent company (note 14).

17. Short term investments

	Group 2004 £000	Group 2003 £000	**Company 2004 £000**	Company 2003 £000
Cash deposits	**17,739**	16,365	**17,739**	16,365

Short-term investments comprise deposits with banks and building societies.

18. Creditors

	Group 2004 £000	Group 2003 £000	Company 2004 £000	Company 2003 £000
Amounts falling due within one year				
Loans falling due within one year (note 19)	-	1,873	-	1,873
Bank overdrafts & loans - unsecured	**7,650**	7,350	**7,650**	7,350
Trade creditors	**6,045**	5,795	**48**	57
Amounts payable to Group companies	-	-	**10,188**	8,387
Amounts payable to associated companies - trading	**124**	43	-	-
Corporate taxation	**1,316**	761	**208**	-
Other taxation and social security	**567**	1,106	**24**	25
Other creditors	**2,181**	2,801	-	-
Accruals and deferred income	**1,572**	2,845	**429**	419
Proposed dividend	**3,237**	3,212	**3,237**	3,212
	22,692	25,786	**21,784**	21,323
Amounts falling due after more than one year				
Loans from Group companies (note 19)	-	-	**16,060**	15,693
Other creditors	**798**	731	-	-
	798	731	**16,060**	15,693

19. Loans

	Group 2004 £000	Group 2003 £000	Company 2004 £000	Company 2003 £000
Loan repayments falling due within one year	-	1,873	-	1,873
Loans from Group companies falling due after more than one year	-	-	**16,060**	15,693
	-	-	**16,060**	17,566
Total amount included above due on long term loans which are repayable by instalments	-	1,873	-	1,873

Loans from Group companies have no fixed date of repayment.

20. Financial instruments and related disclosures

Financial review

The Group's policies and objectives in respect of financial risk relating to currency movements, interest rate fluctuation and liquidity are also referred to in the Financial Review on pages 12 and 13. The following disclosures exclude all short-term debtors and creditors.

Fair value of financial assets and liabilities

The following table presents the carrying amounts and fair values of the Group's financial instruments at 1 May 2004. Where available, market values have been used to determine fair values.

	At 1 May 2004		At 3 May 2003	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000
Fixed asset investments	**235**	**235**	284	325
Other debtors due after more than one year	**764**	**764**	264	264
Cash at bank	**2,231**	**2,231**	1,678	1,678
Short-term investments	**17,739**	**17,739**	16,365	16,365
Forward exchange contracts	**-**	**(36)**	-	36
Short-term borrowings, overdrafts and leases	**(7,650)**	**(7,650)**	(9,223)	(9,223)
Other creditors due after more than one year	**798**	**798**	(731)	(731)

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

(i) Fixed asset investments
The fair value of listed investments is based upon year end quoted market prices.

(ii) Forward exchange contracts
The fair value of the Group's forward exchange contracts is based on market prices and exchange rates at the balance sheet date.

(iii) Other
The fair value of other assets and liabilities approximates to the carrying amount reported in the balance sheet.

20. Financial instruments and related disclosures (continued)

Interest rate and currency profile of financial assets and liabilities

The interest and currency profile of the financial assets and liabilities of the Group at 1 May 2004 was as follows:

	Total 2004 £000	Total 2003 £000
Financial assets		
Sterling	**19,409**	17,084
US dollar	**114**	861
EU currencies (excluding Sterling)	**351**	37
Swiss franc	**96**	61
Cash and deposits	**19,970**	18,043
Short-term financial liabilities		
Sterling	**(270)**	-
US dollar	**(7,380)**	(7,949)
EU currencies (excluding Sterling)	**-**	(1,274)
Gross borrowings	**(7,650)**	(9,223)
Net funds	**12,320**	8,820

The financial assets comprise cash and short term investments that are placed with banks at floating rates measured against LIBID rates.

The financial liabilities comprise bank overdrafts and short term loans which are at floating rates linked to LIBOR.

There is an additional financial liability of £798,000 (2003: £731,000) in respect of other creditors due after more than one year. No interest is payable on this liability which is denominated in Sterling. The liability is estimated to fall due between one and two years.

Currency risk

The Group's principal currency exposure is to movements between Sterling and the US dollar.

The Group uses loans to hedge translational currency exposures of its overseas net assets. Assets denominated in US dollars are broadly matched by US dollar borrowings. Gains and losses arising from this currency exposure are recognised in the statement of total recognised gains and losses. The Group does not hedge the impact of translational currency movements on reported profits.

The Group uses forward contracts to hedge transactional currency exposures. As a result there were no material monetary assets or liabilities in foreign currencies, having taken into account the effect of forward exchange currency contracts that have been used to match foreign currency exposures.

The Group hedges a proportion of forecast future foreign currency transaction exposure extending up to twelve months. At 1 May 2004, the Group held forward contracts to hedge the equivalent of £4.7 million of forecast foreign currency transaction exposures (2003: £2.6 million).

20. Financial instruments and related disclosures (continued)

Borrowing facilities

At 1 May 2004, the Group had the following undrawn committed borrowing facilities available at floating rates:

	2004 £000	2003 £000
Expiring within one year	**11,706**	4,247

Hedges

The Group hedges transactional currency exposures using forward foreign exchange contracts. Gains and losses on contracts are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on forward contracts used for hedging are as follows:

	Total £000
Unrecognised gains on forward contracts at 4 May 2003	**36**
Gains arising in previous years that were recognised in the year	**(36)**
Unrecognised (losses) arising in the year	**(36)**
Unrecognised (losses) on forward contracts at 1 May 2004	**(36)**
Expected to be recognised within one year	**(36)**

21. Provisions for liabilities and charges

	Deferred taxation £000	Pensions and post retirement benefits £000	Total £000
Group			
At 4 May 2003	5,727	538	6,265
Profit and loss account	(4)	(102)	(106)
Exchange rate adjustments	-	(29)	(29)
At 1 May 2004	**5,723**	**407**	**6,130**

Deferred taxation

Deferred taxation provided in the financial statements, and the amount unprovided of the total potential (asset), are as follows:

	Amount provided		Amount unprovided	
	2004	2003	**2004**	2003
	£000	£000	**£000**	£000
Group				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**5,638**	5,674	**-**	-
Other timing differences	**101**	53	**-**	-
Tax losses	**(16)**	-	**(877)**	(1,009)
	5,723	5,727	**(877)**	(1,009)
Company				
Tax effect of timing differences:				
Excess of tax allowances over depreciation	**-**	-	**(78)**	(107)
Other timing differences	**-**	-	**(18)**	(7)
	-	-	**(96)**	(114)

The deferred tax asset is not provided as it is not sufficiently certain that the asset will crystallise in the forseeable future.

Pensions and post retirement benefits

As detailed in note 14, the Group has invested in a deferred compensation plan for US employees. The amount of the deferred compensation is invested by the Group in a trust plan on behalf of employees until retirement.

22. Share capital

	2004 £000	2003 £000
Authorised:		
40,000,000 (2003: 40,000,000) Ordinary shares of 10p each	**4,000**	4,000
Allotted, called up and fully paid:		
26,805,889 (2003: 26,790,889) Ordinary shares of 10p each	**2,681**	2,679

During the year 15,000 ordinary shares of 10p each were issued as a result of the exercise of options under the Bespak Executive Share Option Scheme for a total consideration of £47,100.

6,578 ordinary shares were transferred from the Employee Share Ownership Trust (ESOT) during the year for a total consideration of £29,996 on the exercise of share options under the Bespak Company Share Option Scheme. Shares held by the ESOT are recorded under 'investments' as detailed in note 14.

Bespak QUEST Limited was established in March 1999 as a qualifying share ownership trust (QUEST) to acquire ordinary shares of the Company for transfer to employees exercising options under the Bespak plc Savings Related Share Option scheme. Shares acquired by the QUEST are recorded under 'investments' as detailed in note 14. 179,535 shares were transferred to employees in the year for total consideration of £687,642.

Share options

The Company's directors, employees and certain former employees hold options over shares in the Company under a number of share option schemes. The movement on those schemes was as follows:

	Share option schemes Number	Savings related share option scheme Number	Total Number
At 4 May 2003	943,500	546,723	1,490,223
Options granted	478,500	480,298	958,798
Options exercised	(21,578)	(179,535)	(201,113)
Options lapsed	(265,172)	(308,615)	(573,787)
At 1 May 2004	**1,135,250**	**538,871**	**1,674,121**

Contingent rights to the allotment or transfer of ordinary shares in the Company exist under the terms of the Company's Savings Related, Company and Executive Share Option Schemes. Under the Savings Related Scheme options are normally exercisable between 3 and 3 1/2 years and under the 1996 and 2002 Executive Share Option Schemes and the 1996 Company Share Option Scheme between 3 and 10 years from the date of grant of the options. The Group has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes under Urgent Issues Task Force Abstract 17 (revised 2000), "Employee Share Schemes".

There were outstanding at 1 May 2004 options granted to directors and employees within the Group under the Bespak 1996 and 2002 Executive Share Option Schemes and the 1996 Bespak Company Share Option Scheme, to subscribe for a total of 1,135,250 ordinary shares at prices between 312.5p and 617.5p. The weighted average subscription price is 462.6p. These options are normally capable of being exercised over varying periods to September 2013.

There were also outstanding at 1 May 2004 options granted to directors and employees within the Group under the Bespak Savings Related Share Option Scheme to subscribe for 538,871 ordinary shares at a weighted average price of 332p exercisable over varying periods to June 2007.

23. Reserves

	Share premium account £000	Profit & loss account £000	Total £000
Group			
At 4 May 2003	23,010	41,344	64,354
Retained profit for the year	-	1,489	1,489
Exchange movements on foreign currency net investments	-	(315)	(315)
Premium on shares issued during the year	42	-	42
At 1 May 2004	**23,052**	**42,518**	**65,570**
Company			
At 4 May 2003	23,010	38,650	61,660
Retained profit for the year	-	(3,290)	(3,290)
Premium on shares issued during the year	42	-	42
At 1 May 2004	**23,052**	**35,360**	**58,412**

Cumulative goodwill written-off against reserves amounts to £2,297,000 (2003: £2,297,000).

Profit for the financial year
As permitted by s230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The profit on ordinary activities after taxation for the financial year dealt with in the accounts of the holding company was £1.821million (2003: £2.329 million).

24. Cash flow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities

	2004 £000	2003 £000
Group operating profit	**8,725**	1,130
Depreciation	**7,608**	7,116
Amortisation of intangible fixed assets	**-**	507
Decrease/(increase) in amount provided against investment in own shares	**(230)**	264
Decrease/(increase) in amount provided on revaluation of fixed asset investments	**(80)**	78
Loss on sale of tangible fixed assets	**65**	484
Increase in stocks	**(2,580)**	(187)
Decrease/(increase) in debtors	**1,528**	(2,655)
Decrease in creditors	**(1,719)**	(3,998)
(Decrease)/increase in provisions	**(102)**	236
Net cash inflow from operating activities	**13,215**	2,975

Cash flow relating to exceptional items

Operating cash flow in the 52 weeks to 1 May 2004 includes an outflow of £2,419,000 relating to exceptional operating expenses in the 52 weeks ended 1 May 2004 and an outflow of £1,196,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

Operating cash flow in the 52 weeks to 3 May 2003 includes an outflow of £725,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

25. Reconciliation of net cash flow to movement in net funds

	At 4 May 2003 £000	Cash flow £000	Exchange movements £000	**At 1 May 2004 £000**
Cash at bank and in hand	1,678	610	(57)	**2,231**
Overdrafts & short-term loans	(7,350)	(967)	667	**(7,650)**
Net overdrafts & short-term loans	(5,672)	(357)	610	**(5,419)**
Loans and leasing obligations	(1,873)	1,754	119	**-**
Short term investments	16,365	1,374	-	**17,739**
Net funds	8,820	2,771	729	**12,320**
Financing items included in cash flow movements				
Payment for shares		(766)		
Net cash inflow before management of liquid resources and financing		2,005		

26. Commitments and contingent liabilities

	Group 2004 £000	Group 2003 £000	Company 2004 £000	Company 2003 £000
(i) Capital expenditure contracted for but not provided in the accounts	**440**	4,039	**-**	-

(ii) Annual commitments under operating leases

	Group 2004 £000	Group 2003 £000	Company 2004 £000	Company 2003 £000
Land and buildings:				
- Expiring within 1 year	**-**	56	**-**	-
	-	56	-	-
Other:				
- Expiring within 1 year	**32**	59	**-**	-
- Expiring between 2 and 5 years inclusive	**125**	160	**11**	-
	157	219	**11**	-

(iii) Legal proceedings

In January 2002, the European Patent Office Opposition Board ruled against the Group, upholding the patent rights of a competitor in the field of metered dose inhaler valves. An appeal has been lodged against the decision and the eventual outcome of the dispute is uncertain. The directors do not expect that a material loss will result from these proceedings and as a result no provision has been made.

(iv) Cross guarantees

The Company has given a guarantee in respect of the bank borrowings of its UK subsidiary companies which amounted to £nil (2003: £nil) at 1 May 2004.

27. Pension commitments

The Group operates a number of pension schemes in the UK and USA, the assets of which are held in trustee administered funds separate from the finances of the Group.

The main UK retirement benefit plan is a funded defined benefit scheme. The last full actuarial valuation of this scheme was carried out by a qualified independent actuary as at 30 April 2002 and updated on an approximate basis as at 1 May 2004 to determine the scheme assets and liabilities under FRS 17. The valuation of this scheme is assessed using the projected unit method on the basis of triennial valuations.

The valuation at 30 April 2002 showed that the market value of the assets of the scheme was £16.97m and that the actuarial value of those assets represented 81% of the benefits that had accrued to members, after allowing for investment growth and anticipated future increases in earnings. The most significant financial assumptions affecting the results of the valuation were that future price inflation would average 2.7% per annum whilst the rate of return on investments would average 7.2% per annum for assets backing the liabilities of active members and deferred members up to retirement, and 6.2% per annum for assets backing pensions in payment, future wages and salaries would increase by 4.7% per annum, and post-April 1988 guaranteed minimum pensions and post-April 1997 pensions would increase by an average of 2.7% per annum. The pensions payable to Band 4 or 5 members are guaranteed to increase at a rate of 3% per annum.

Following consultation between the Company and the trustees, it was agreed that the Company's contribution rates would remain at the levels current at the valuation date whilst employee contributions have been increased in order to eliminate the deficit over the remaining service lives of the current members (estimated to be 15 years). At 30 April 2002 the scheme was 99% funded on the Minimum Funding Requirement (MFR) basis and the current contribution rates are above those required under the MFR Regulations to meet the target of 100% MFR by February 2013. The agreed contribution rates to the pension scheme by the Company vary from 8.15% to 17.7% of pensionable salary and those of employees from 4% to 5.25% of pensionable salary according to eligibility of benefit. These rates make some allowance for investment experience following the valuation. The cost of the contributions made to the Group scheme during the year amounted to £1,375,000 (2003: £1,820,000). Accrued pension costs included in creditors at the year end amounted to £nil (2003: £168,000). In addition the sum of £126,000 (2003: £230,000) is included in provisions in respect of the pension liability arising under SSAP 24.

The defined benefit scheme was closed to new entrants with effect from 30 June 2002.

A defined contribution scheme for employees has been established for new employees or those not wishing to contribute to the defined benefit scheme. Pension costs charged in the year relating to the defined contribution scheme amounted to £134,000 (2003: £47,000) of which £nil (2003: £8,000) was included in creditors at the year end.

As disclosed in the Remuneration Report the Company makes additional salary payments to certain executive directors to enable them to fund personal pension arrangements. These payments, which amounted to £78,000 (2003: £122,000), are disclosed as pension costs in the accounts.

In the USA, the Company operates savings and investment plans qualified under Section 401(K) of the Internal Revenue Code. These plans are of the defined contribution type. Pension costs charged in the year relating to these plans amounted to £37,000 (2003: £74,000), which were paid in full during the year.

The Company is committed to the payment of a pension to the spouse of a former director which is increased in line with the Retail Prices Index.

27. Pension commitments (continued)

FRS 17 disclosures

The Group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for pension costs'. Under the transitional provisions of FRS 17 'Retirement benefits', certain disclosures are required on the basis of the valuation methodology adopted by FRS 17.

The financial assumptions used to calculate scheme liabilities under FRS 17 are:

	2004	2003	2002
Rate of increase of future earnings	**4.0%**	3.5%	3.8%
Rate of increase in pensions in payment	**0% to 3.0%**	0% to 3.0%	0% to 3.0%
Discount rate	**5.75%**	5.5%	6.0%
Inflation assumption	**3.0%**	2.5%	2.8%

The assets and liabilities in the scheme and the expected rates of return were:

	Expected long-term rates of return			**Value**		
	2004 %	2003 %	2002 %	**2004 £m**	2003 £m	2002 £m
Equities	**7.5%**	7.1%	7.7%	**19.0**	14.6	16.7
Gilts	**5.0%**	-	-	**0.3**	-	-
Cash	**4.0%**	3.75%	4.0%	**0.2**	0.3	0.1
Total market value of assets				**19.5**	14.9	16.8
Present value of scheme liabilities				**(32.2)**	(28.9)	(24.5)
Deficit in scheme				**(12.7)**	(14.0)	(7.7)
Related deferred tax asset				**3.8**	4.2	2.3
Net pension deficit				**(8.9)**	(9.8)	(5.4)

27. Pension commitments (continued)

The assets and liabilities of the scheme, shown above, both exclude the accumulated value of Additional Voluntary Contributions paid by members. The AVC liability is exactly matched by the assets held.

If the net pension deficit had been recognised in the financial statements, the Group's net assets and profit and loss reserve would be as follows:

	2004 £m	2003 £m
Net assets		
Net assets excluding net pension deficit	**68.3**	67.0
Pension liability under SSAP 24	**0.1**	0.2
Net pension deficit under FRS 17	**(8.9)**	(9.8)
Net assets including net pension deficit	**59.5**	57.4
Reserves		
Profit and loss reserve excluding net pension deficit	**42.5**	41.3
Pension liability under SSAP 24	**0.1**	0.2
Net pension deficit	**(8.9)**	(9.8)
Profit and loss reserve	**33.7**	31.7

The deficits under FRS 17 reflect the different bases for valuing assets and liabilities compared to SSAP 24, including the immediate impact of the fair values of assets at 1 May 2004.

If the defined benefit pension scheme had been accounted for under FRS 17, the following amounts would have been recorded in the profit and loss account and statement of total recognised gains and losses for the year ended 1 May 2004.

	2004 £m	2003 £m
Amounts charged to operating profit		
Current service cost	**(1.3)**	(1.9)
Curtailments	**0.5**	-
	(0.8)	(1.9)
Net return on the scheme		
Expected return on pension scheme assets	**1.1**	1.4
Interest on pension liabilities	**(1.6)**	(1.5)
	(0.5)	(0.1)
Profit and loss charge	**(1.3)**	(2.0)

27. Pension commitments (continued)

Analysis of amount recognised in statement of total recognised gains and losses	2004 £m	2003 £m
Actual return less expected return on assets	**2.0**	(5.2)
Experience gains and losses on liabilities	**0.7**	1.3
Changes in actuarial assumptions	**(1.5)**	(2.2)
Actuarial gain/(loss) recognised	**1.2**	(6.1)

Movements in deficits during the year	2004 £m	2003 £m
Deficit in scheme at start of the financial year	**(14.0)**	(7.7)
Movement in the year:		
Current service cost	**(1.3)**	(1.9)
Contributions	**1.4**	1.8
Curtailments	**0.5**	-
Net return on assets/(interest cost)	**(0.5)**	(0.1)
Actuarial gain recognised in statement of total recognised gains and losses	**1.2**	(6.1)
Deficit in scheme at end of the financial year	**(12.7)**	(14.0)

History of experience gains and losses	2004	2003
Difference between expected and actual return on scheme assets (£m)	**2.0**	(5.2)
Percentage of scheme assets	**10%**	(35%)
Experience gains and losses on scheme liabilities (£m)	**0.7**	1.3
Percentage of scheme liabilities	**2%**	4%
Total amount recognised in statement of total recognised gains and losses (£m)	**1.2**	(6.1)
Percentage of scheme liabilities	**4%**	(21%)

The 45th Annual General Meeting of Bespak plc will be held at:

Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS at 2.00 p.m. on Thursday 9 September 2004.

The business of the Meeting will be:

1 To accept the directors' and the auditors' reports and the accounts for the 52 weeks ended 1 May 2004.

2 To declare a final dividend.

3 To re-elect Sir John Chisholm as a director.

4 To re-elect Mr Mark Throdahl as a director.

5 To elect Mr John Robinson as a director.

6 To approve the Remuneration Report of the Board.

7 To reappoint PricewaterhouseCoopers LLP as auditors until next year's Annual General Meeting and to authorise the directors to determine their remuneration.

To consider, and if thought fit, to pass the following resolution which will be proposed as an Ordinary Resolution:

8 THAT: the directors are generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £1,042,997 during the period from the date of the passing of this resolution to the earlier of 9 December 2005 and the conclusion of the next Annual General Meeting, and so that this authority shall allow the Company to make offers or agreements before the expiry of this authority which would or might require relevant securities to be allotted after such expiry, and the directors may allot relevant securities in pursuance of such offers or agreements as if the authority given by this resolution had not expired, and this authority shall be in substitution for any previous authorities conferred on the directors to allot relevant securities.

To consider, and if thought fit, pass the following resolutions which will be proposed as Special Resolutions:

9 THAT: subject to the passing of resolution 8 set out in the Notice of Meeting of which this resolution is a part, the directors are empowered, pursuant to Section 95 of the Companies Act 1985 ("the Act"), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given in accordance with Section 80 of the Act conferred by ordinary resolution 8 set out in the Notice of Meeting of which this resolution is a part, as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i) in connection with an offer of securities, open for acceptance for a period fixed by the directors, by way of rights to holders of ordinary shares and other persons entitled to participate in such offer in proportion (as nearly as may be) to their holdings (or, as appropriate, to the number of shares which such other persons are deemed to hold) on a record date fixed by the directors subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange in any territory or in connection with fractional entitlements or any other matter whatever; and

ii) pursuant to the terms of any share scheme for employees approved by members in general meeting; and

iii) (otherwise than pursuant to sub-paragraphs (i) and (ii) above) up to an aggregate nominal amount of £134,029;

during the period commencing on the date of the passing of this resolution and expiring on the earlier of 9 December 2005 and the conclusion of the next Annual General Meeting, and so that this power shall enable the Company to make offers or agreements before such expiry which would or might require equity securities to be allotted after the expiry of this power, and the directors may allot equity securities in pursuance of such offers or agreements as if the power had not expired and this authority shall be in substitution for any previous powers conferred on the directors to allot equity securities.

10 THAT, pursuant to Article 46 of the Company's Articles of Association, the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make one or more market purchases (within the meaning of section 163(3) of that Act) on the London Stock Exchange of ordinary shares of 10 pence each in the capital of the Company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 2,680,588 (representing approximately 10 per cent. of the Company's issued ordinary share capital);

(b) the minimum price which may be paid for such shares is 10 pence per share;

(c) the maximum price which may be paid for an ordinary share shall not be more than 5 per cent. above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(e) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

By order of the Board
Louise Scott
Secretary
6 July 2004

Registered Office
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks. MK12 5TS

Notes

1 A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company. Members wishing to vote by proxy should use the form of proxy enclosed. The instrument appointing a proxy should be deposited with the Company's registrars:

Capita Registrars,
The Registry,
34 Beckenham Road,
Beckenham,
Kent BR3 4TU,

not less than 48 hours before the time of the meeting.

2 Particulars of transactions of directors and of their family interests in ordinary shares of the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

3 Copies of directors' service contracts with the Company and its subsidiaries will be available for inspection at the Company's registered office during normal business hours from Mondays to Fridays from the date of this notice until (and including) the date of the Annual General Meeting and at the place of the Annual General Meeting for fifteen minutes prior to and during the Meeting.

4 To have the right to attend and vote at the meeting, and also for the purpose of calculating how many votes a person may cast, a person must have his/her name entered on the register of members by no later than 48 hours before the time of the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Five year summary

	2004 £000	2003 £000	2002 £000	2001 £000	2000 £000
Sales of products and services	**80,754**	79,887	91,506	78,695	83,016
Sales of tooling and equipment	**2,422**	8,423	8,786	-	-
Turnover	**83,176**	88,310	100,292	78,695	83,016
Operating expenses	**(71,986)**	(84,815)	(86,082)	(65,281)	(68,279)
Exceptional operating expenses	**(2,465)**	(2,365)	-	-	(583)
Group operating profit	**8,725**	1,130	14,210	13,414	14,154
Share of joint ventures and associates	**(69)**	325	225	240	229
Total operating profit	**8,656**	1,455	14,435	13,654	14,383
Profit on sale of associate	**-**	1,439	-	-	-
Loss on sale of business	**-**	-	-	-	(29,739)
Net interest receivable/(payable)	**432**	391	596	462	(129)
Profit/(loss) before taxation	**9,088**	3,285	15,031	14,116	(15,485)
Taxation	**(2,488)**	(499)	(4,068)	(3,953)	(5,067)
Profit/(loss) for the financial period	**6,600**	2,786	10,963	10,163	(20,552)
Dividends	**(5,111)**	(5,071)	(5,068)	(4,770)	(4,430)
Retained profit/(loss)	**1,489**	(2,285)	5,895	5,393	(24,982)
Earnings per share (pre-exceptional)	**31.7p**	11.5p	41.3p	38.4p	37.2p
Earnings/(loss) per share (post-exceptional)	**24.8p**	10.5p	41.3p	38.4p	(78.9p)
Diluted earnings per share (pre-exceptional)	**31.6p**	11.5p	41.0p	38.1p	36.8p
Diluted earnings/(loss) per share (post-exceptional)	**24.7p**	10.5p	41.0p	38.1p	(78.0p)
Dividends per share	**19.1p**	19.1p	19.1p	18.0p	16.8p

Notes:

1 The financial information has been extracted from the audited accounts for 2000 to 2004 inclusive.

2 Adjustments have been made to the figures originally published to reflect changes in accounting policy.

Financial Calendar

2003/2004		**2004/2005**	
Year end	1 May 2004	Announcement of half year results	January 2005
Ex-dividend date	14 July 2004	Interim Report	January 2005
Record date	16 July 2004	Interim dividend	February 2005
Annual General Meeting	9 September 2004	Year end	30 April 2005
Payment of final dividend	23 September 2004		

Board of directors and principal advisers

Board of Directors
John Robinson (Chairman)
Mark Throdahl (USA) (Chief Executive)
Martin Hopcroft (Group Finance Director)
Jack Cashman (Ireland) (Non-Executive)
Sir John Chisholm (Non-Executive)
George Meredith (USA) (Non-Executive)

Secretary
Louise Scott

Registered office
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
E-mail bespakplc@bespak.co.uk

Registered number
406711 England

Auditors
PricewaterhouseCoopers LLP

Principal bankers
UK Barclays Bank PLC
National Westminster Bank Plc
USA Branch Banking & Trust Company

Merchant bankers
Citigroup Global Markets Limited

Stockbrokers
Credit Suisse First Boston (Europe) Limited

Solicitors
Herbert Smith
Eversheds

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Telephone +44 (0)870 162 3100
Facsimile +44 (0)20 8639 2342
E-mail ssd@capitaregistrars.com
www.capitaregistrars.com

Designed and produced by Tatham Pearce Ltd.
Photography by Charlie Fawell, Marcus Lyon & David Pearce.
Printed in England by Royle Corporate Print

The Bespak Group

Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613
E-mail bespakplc@bespak.co.uk

Bespak Europe
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom

Telephone +44 (0)1908 552600
Facsimile +44 (0)1908 552613

Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom

Telephone +44 (0)1553 691000
Facsimile +44 (0)1553 693728

Bespak, Inc.
2450 Laura Duncan Road
Apex
North Carolina 27502
USA

Telephone (919) 387 0112
Facsimile (919) 387 0116

Group Website
www.bespak.com



